FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments II Inc.	**0001243106**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, November 2, 2005, Series 2005-1	**333-120916**

Name of Person Filing the Document
(If Other than the Registrant)




05070560


RECD S.E.C.
NOV 3 2005
1086

PROCESSED
NOV 07 2005
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS II INC.



By: ______________________

Name: Baron Silverstein

Title: Vice President

Dated: November 2, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.





New Issue Marketing Materials

$507,034,000 (Approximate)

Luminent Mortgage Trust 2005-1
Mortgage-Backed Notes, Series 2005-1,

Structured Asset Mortgage Investments II Inc.
Depositor

Wells Fargo Bank, N.A.
Master Servicer

Bear, Stearns & Co. Inc.
Lead Underwriter

Morgan Stanley & Co. Inc.
Co Manager

All statistical information is preliminary and based upon Information as of October 1, 2005

October 25, 2005

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Bear, Stearns & Co. Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Bear, Stearns & Co. Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. The information in this communication is preliminary and is subject to completion or change. The information in this communication supersedes information contained in any prior similar communication relating to these securities. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Bear, Stearns & Co. Inc. Trading Desk at (212) 272-4976.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

$507,034,000 (approx.)

Luminent Mortgage Trust 2005-1
Mortgage-Backed Notes, Series 2005-1
3 & 5 Year Hybrid ARM Mortgage Loans

Notes are priced to the Optional Clean-Up Call of 10%

Class	Size (1)	Expected Rating S&P/Mdys	Credit Enhance %age (1)(2)	Note Interest Rate	Interest Accrual Basis	(4) WAL (yrs) Call	(4) Pmt. Win (mos.) Call	Final Scheduled Maturity
				Offered Notes				
A-1	$ 430,250,000	AAA/Aaa	17.35%	Super Sr. Floater (3)	Act/360	2.374	1-77	11/25/2035
A-2	$ 52,057,000	AAA/Aaa	7.35%	Sr. Mezz. Floater (3)	Act/360	2.374	1-77	11/25/2035
M-1	$ 9,631,000	AA+/Aa1	5.50%	Sub. Floater (3)	Act/360	4.422	38-77	11/25/2035
M-2	$ 4,685,000	AA+/Aa2	4.60%	Sub. Floater (3)	Act/360	4.399	38-77	11/25/2035
B-1	$ 3,644,000	AA/Aa3	3.90%	Sub. Floater (3)	Act/360	4.399	38-77	11/25/2035
B-2	$ 6,767,000	AA	2.60%	Sub. Floater (3)	Act/360	4.383	38-77	11/25/2035
				Non Offered Notes				
B-3	$ 4,945,000	A	1.75%	Sub. Floater (3)	Act/360	Not Offered Hereby		11/25/2035
B-4	$ 2,603,000	BBB	1.25%	Sub. Floater (3)	Act/360			11/25/2035
B-5	$ 2,603,000	BBB-	0.75%	Sub. Floater (3)	Act/360			11/25/2035
B-6	$ 1,301,000	BB	0.50%	Sub. Floater (3)	Act/360			11/25/2035
Equity Cert	Notional	Not Offered Hereby						

- Prepayment Pricing Speed is 30% CPR.
- Notes are subject to a variance of +/- 10%

(1) The class sizes and credit enhancement levels are subject to change based upon the final pool and rating agency evaluation of subordination, overcollateralization ("OC") and excess spread. It is anticipated that the sizes of the subordinated notes will change upon confirmation from the rating agencies. These classes are not being marketed at this time.

(2) Credit enhancement for the Notes will be provided by a combination of subordination provided to the Class A-1 Notes and Class A-2 Notes (collectively, the "Class A Notes") by the Class M-1, Class M-2, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Notes, OC and excess spread, all as more fully described herein. The Class A-2 Notes will provide additional credit enhancement to the Class A-1 Notes. The expected initial credit enhancement percentages are as provided above. The initial OC amount will equal 0.50% as of the Cut-Off Date with an Overcollateralization Target of 0.50% of the aggregate principal balance of the mortgage loans as of the Cut-Off Date.

(3) The Note Interest Rate for the Class A-1, Class A-2, Class M-1, Class M-2, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Notes will be the least of (a) a floating rate based on One-Month LIBOR plus [x.xx]%, [x.xx]%, [x.xx]%, [x.xx]%, [x.xx]%, [x.xx]%, [x.xx]%, [x.xx]%, [x.xx]% and [x.xx]%, respectively, (b) 11.500% per annum and (c) the Available Funds Rate. The Available Funds Rate will equal the product of (i) the quotient of (a) 360 divided by (b) the actual number of days in the accrual period, multiplied by (ii) the quotient of (a) the total interest received or advanced on the mortgage loans for the related collection period less Net Swap Payments and Swap Termination Payments not due to a Swap Provider Termination Event divided by (b) the aggregate principal balance of the mortgage

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

loans as of the first day of the related collection period. On the first Payment Date after the first possible Optional Clean-Up Call Date, the margin for the Class A Notes will increase to 2 times the original margin, and the margin for the Class M-1, Class M-2, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Notes will increase to 1.5 times the original margin.

(4) The WAL and Payment Windows are shown to the 10% Optional Termination at the Pricing Prepayment Speed of 30% CPR.

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

Description of the Collateral:

The mortgage loans are first lien adjustable-rate mortgage loans secured by one- to four-family residential properties and individual condominium units. Approximately 6.39% of the mortgage loans have an initial fixed-rate period of three years while 93.61% of the mortgage loans have an initial fixed-rate period of five years. After the initial fixed rate period for these mortgage loans, the interest rate on each mortgage loan will adjust either semi-annually based on Six-Month LIBOR or annually based on One-Year LIBOR.

- 83.78% of the mortgage loans are interest-only for the first 3, 5, or 10 years after origination and then fully amortize over the remaining term.
- 12.62% of the mortgage loans have penalties for full or partial prepayments.
- All the mortgage loans have an original term of 360 months
- The two states with the largest concentration are California (37.25%) and Virginia (11.26%).
- None of the mortgage loans that were originated between October 1, 2002 and March 7, 2003.
- The weighted average FICO score is 711.
- The weighted average LTV for the first lien mortgage loans at origination is 75.84%.
- The weighted average CLTV for the mortgage loans at the time of origination is 85.52%.

Loan Type	% of Pool	Gross WAC	Net WAC	WAM (mos)	Gross Margin	Net Margin	Init Cap	Per Cap	Max Rate	Mos Roll
3 Year Hybrid	6.39%	5.831%	5.446%	358	2.250%	1.865%	2.000%	2.000%	11.831%	34
5 Year Hybrid	93.61%	6.109%	5.737%	358	2.256%	1.884%	4.499%	1.502%	11.260%	58
Total	100%	6.091%	5.718%	358	2.255%	1.883%	4.339%	1.534%	11.296%	56

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

Summary of Terms:

Depositor:	Structured Assets Mortgage Investments II Inc. ("SAMI II").
Seller:	Mercury Mortgage Finance Statutory Trust, wholly owned subsidiary of Luminent Capital, Inc..
Mortgage Loan Servicer:	EMC Mortgage Corporation (approximately. 50.74%), PHH Mortgage Corporation (approximately 26.32), Countrywide Home Loans Servicing (approximately. 10.56%), Waterfield Subserviced (approximately 12.38%).
Master Servicer and Securities Administrator:	Wells Fargo Bank, N.A.
Originator:	EMC Mortgage Corporation (approx. 63.12%), PHH Mortgage Corporation (approximately 26.32) and Countrywide Home Loans, Inc. (approx. 10.56%).
Underwriters:	Bear, Stearns & Co. Inc. and Morgan Stanley & Co. Inc.
Custodian:	Wells Fargo Bank, N.A.
Indenture Trustee:	LaSalle Bank, National Association.
Owner Trustee:	Chase Manhattan Bank USA, National Association.
Rating Agencies:	Standard & Poor's, a division of The McGraw-Hill Companies, Inc. and Moody's Investors Service, Inc.
Cut-off Date:	October 1, 2005.
Settlement Date:	October 31, 2005.
Payment Date:	25th day of each month (or the next business day), commencing in November 2005.
Optional Clean-Up Call:	The holder of the Equity Certificate may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the mortgage loans is reduced to 10% of the aggregate principal balance of the mortgage loans as of the Cut-off Date. It is anticipated that Mercury Mortgage Finance Statutory Trust will retain the Equity Certificate.
Registration:	The Offered Notes will be available in book-entry form through DTC.
Denominations:	The Offered Notes are issuable in minimum denominations of an original amount of $100,000 and multiples of $1 in excess thereof.
Legal Structure:	Owner Trust.
Tax Status:	The Offered Notes are expected to be treated as debt instruments for federal income tax purposes.
ERISA Considerations:	The Offered Notes are expected to be eligible for purchase by ERISA plans. A fiduciary of any benefit plan should very carefully review with its legal advisors whether the purchase or holding of any Notes to a transaction prohibited or not otherwise permissible under ERISA.

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

SMMEA Eligibility: The Offered Notes will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

P&I Advances: Each Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the related mortgage loans to the extent that such Servicer reasonably believes that such cash advances can be repaid from future payments on the mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Notes and are not intended to guarantee or insure against losses. If the Servicer's fail to make delinquency advances, the Master Servicer will be obligated to make such advances.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the applicable servicing fee rate, which includes any applicable LPMI fee. All ongoing compensation for the Owner Trustee, Indenture Trustee and Custodian will be paid by Master Servicer from float income generated by cash collections held by the Master Servicer from the Determination Date through the Payment Date.

Note Interest Rate: For any class of Notes, a per annum rate equal to the least of (1) One-Month LIBOR plus the applicable margin, (ii) 11.500% and (iii) the Available Funds Rate.

Interest Distribution Amount: On each Payment Date holders of the Notes will be entitled to receive the interest that has accrued on the Notes at the related Note Interest Rate (as described in the footnotes to the table on page 3) during the accrual period, and any interest due on a prior Payment Date that was not paid.

The "accrual period" for all of the Notes will be the period from and including the preceding Payment Date (or from the Settlement Date with respect to the first Payment Date) to and including the day prior to the current Payment Date. The security administrator will calculate interest on the Notes on an actual/360 basis. The Notes will settle flat on the Closing Date.

Credit Enhancement:

- Subordination: Initially, 17.35% for the Class A-1 Notes, 7.35% for the Class A-2 Notes, 5.50% for the Class M-1 Notes, 4.60% for the Class M-2 Notes, 3.90% for the Class B-1 Notes, 2.60% for the Class B-2 Notes,1.75% for the Class B-3 Notes, 1.25% for the Class B-4 Notes, 0.75% for the Class B-5 Notes and 0.50% for the Class B-6 Notes.
- Overcollateralization ("OC"):

Initial (% Orig.)	0.50%
OC Target (% Orig.)	0.50%
Stepdown (% Current)	None
OC Floor (% Orig.)	0.50%

- Excess spread, which will initially be equal to approximately [134] bps. per annum (before losses) as of the Cut-off Date, is expected to be available to cover losses and to build OC commencing on the Distribution Date in November 2005.
- Any Net Swap Payments received from the Swap Provider.

Interest Remittance Amount: With respect to any Payment Date, the sum of (1) all interest received or advanced by the Servicers or the Master Servicer for the related collection period, (2) all compensating interest payments paid with respect to the mortgage loans that prepaid during the related prepayment period and (3) the portion of any purchase price or other

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

amount paid with respect to the mortgage loans allocable to interest; net of any fees or other amounts reimbursable to the Master Servicer, the Servicers, the Securities Administrator, the Indenture Trustee, the Custodian, the Owner Trustee and minus any Net Swap Payment or Swap Termination Payment not resulting from an event of default or certain termination events with respect to the Swap Provider (a "Swap Provider Trigger Event") owed to the Swap Provider.

Principal Remittance Amount: With respect to any Payment Date, the sum of (1) the principal portion of all scheduled monthly payments on the mortgage loans due on the related due date, to the extent received or advanced; (2) the principal portion of all proceeds of the repurchase of a mortgage loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the mortgage loan purchase agreement during the preceding calendar month; (3) the principal portion of all other unscheduled collections received during the preceding calendar month in respect of the related mortgage loans, including full and partial prepayments, the proceeds of any repurchase of such mortgage loans by the Mortgage Loan Seller, Servicers or the holder or the Equity Certificate, liquidation proceeds and insurance proceeds; net of any fees payable to, and amounts reimbursable to, the Master Servicer, the Servicers, the Securities Administrator, the Indenture Trustee, the Custodian, the Owner Trustee and net of any Net Swap Payment or Swap Termination Payment not due to a Swap Provider Trigger Event, owed to the Swap Provider, to the extent not paid on prior Payment Dates or from the Interest Remittance Amount on such Payment Date.

Accrued Note Interest: For any Payment Date and each class of Notes, interest accrued during the related Accrual Period at the then-applicable Note Interest Rate on the related Note Principal Balance thereof immediately prior to such Payment Date minus any Deferred Interest for such class.

Available Funds Rate: With respect to any Payment Date and the Notes, the per annum rate equal to the product of (1) (a) 360 divided by (b) the actual number of days in the accrual period and (2) (a) Interest Remittance Amount for such Payment Date less Net Swap Payments and Swap Termination Payments (other than a Swap Termination Payment due to a Swap Provider Termination Event), divided by (b) the aggregate principal balance of the mortgage loans as of the first day of the related collection period.

Basis Risk Carryforward Amount: For any Payment Date, the sum of (i) if the Note Interest Rate for a Class of Notes is calculated based on the Available Funds Rate, the excess, if any, of (a) the amount of Accrued Note Interest calculated using the lesser of (x) One-month LIBOR plus the related margin and (y) 11.50% over (b) the amount of Accrued Note Interest calculated using a Note Interest Rate equal to the related Available Funds Rate for such Payment Date and (ii) the Basis Risk Carryforward Amount for all previous Payment Dates not previously paid plus interest thereon at the related Note Interest Rate.

Extra Principal Payment Amount: With respect to any Payment Date, the lesser of (x) the Monthly Excess Interest for such Payment Date and (y) the Overcollateralization Deficiency Amount for such Payment Date.

Net Monthly Excess Cashflow: With respect to any Payment Date, (a) the sum of (1) the Overcollateralization Release Amount, (2) Monthly Excess Interest and (3) any Principal Payment Amount remaining after application under "Priority of Payments—Principal Distributions" below *minus* (b) the Extra Principal Payment Amount.

Monthly Excess Interest: With respect to any Payment Date, the amount of the Interest Remittance Amount

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

remaining after application under "Priority of Payments-Interest Distributions" below.

Principal Payment Amount: With respect to any Payment Date, (a) the sum of (1) the Principal Remittance Amount for such Payment Date and (2) the Extra Principal Payment Amount for such Payment Date *minus* (b) the Overcollateralization Release Amount.

Priority of Payments:

On each Payment Date, distributions on the Notes, to the extent of available funds, will be made according to the following priority:

Interest Distributions:

1) To the holders of the Class A Certificates, on a pro rata basis, the Interest Distribution Amount for each such class; and
2) To the holders of the Class M-1, Class M-2, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, sequentially, the Interest Distribution Amount for each such class.

Principal Distributions:

Prior to the Stepdown Date or on which a Trigger Event is in effect:

1) To the holders of the Class A-1 and Class A-2 Notes, on a pro rata basis, from the Principal Payment Amount until the Note Principal Balance of each such class has been reduced to zero;
2) To the holders of the Class M-1, Class M-2, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Notes, sequentially, from remaining Principal Payment Amount, until the Note Principal Balance of such class has been reduced to zero; and
3) Any remainder as part of Net Monthly Excess Cashflow as described below.

On or after the Stepdown Date on which a Trigger Event is not in effect:

1) The Class A Principal Distribution Amount to the holders of the Class A-1 and Class A-2 Notes, pro rata, until the Note Principal Balance of each such class has been reduced to zero;
2) To the holders of the Class M-1 Notes, Class M-1 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
3) To the holders of the Class M-2 Notes, Class M-2 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
4) To the holders of the Class B-1 Notes, Class B-1 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
5) To the holders of the Class B-2 Notes, Class B-2 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
6) To the holders of the Class B-3 Notes, Class B-3 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
7) To the holders of the Class B-4 Notes, Class B-4 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
8) To the holders of the Class B-5 Notes, Class B-5 Principal Distribution

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

Amount until the Note Principal Balance of such class has been reduced to zero; and

9) To the holders of the Class B-6 Notes, Class B-6 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero; and
10) Any remainder as part of Net Monthly Excess Cashflow as described below.

Swap Payments:

Funds payable under the swap agreement will be deposited into a reserve account (the "Swap Account").

Net Swap Payments and Swap Termination Payments (not due to a Swap Provider Trigger Event) that are payable to the Swap Provider will be paid to the Swap Account from any available funds prior to distributions on the Notes and will be distributed to the Swap Provider on each Payment Date in the following order of priority:

1) to the Swap Provider, any Net Swap Payment owed for such Payment Date; and
2) to the Swap Provider, any Swap Termination Payment not due to a Swap Provider Trigger Event.

All payments payable by the Swap Provider under each Swap Agreement will be deposited into the Swap Account and will be distributed on each Payment Date in the following order of priority:

1) to the holders of the Class A Notes, on a pro rata basis, to pay the related Interest Distribution Amount to the extent unpaid from the Interest Remittance Amount;
2) to the holders of the Class M and Class B Notes, sequentially, to pay the related Interest Distribution Amount to the extent unpaid from the Interest Remittance Amount;
3) to pay, first to the Class A Notes on a pro rata basis, and second, sequentially to the Class M-1, Class M-2, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Notes, in that order, any Basis Risk Carryover Amounts for such Payment Date;
4) to pay as principal to the Class A, Class M-1, Class M-2, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Notes to maintain the Overcollateralization Target Amount for such Payment Date (to the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount and to the extent not covered by Net Monthly Excess Cashflow) distributed in the same manner and priority as the Principal Distribution Amount; and
5) to the party named in the Indenture and Trust Agreement, any remaining amounts.

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

Net Monthly Excess Cashflow Distributions:	With respect to any Payment Date after the Payment Date in November 2005, "Net Monthly Excess Cashflow for such Payment Date shall be distributed as follows to the extent not covered by amounts paid pursuant to the Swap Agreement (other than in the case of clause (i) below): (i) to the holders of the class or classes of Notes then entitled to receive distributions in respect of principal, in an amount equal to the Extra Principal Payment Amount, distributable as part of the Principal Payment Amount; (ii) to the holders of the Class A-1 and Class A-2, pro rata, Class M-1, Class M-2, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Notes, in that order, in an amount equal to the Deferred Interest for such Notes; (iii) to the holders of the Class A Notes, pro rata, any Basis Risk Carryover Amounts for such classes; (iv) to the holders of the Class M and Class B Notes, sequentially, any Basis Risk Carryover Amounts for such classes; (v) to the holders of the Class A Notes, Class M and Class B Notes, in an amount equal to such notes' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon; (vi) to the Swap Provider, any Swap Termination Payment to the extent not previously paid to the Swap Provider; and (vii) to the holder of the Equity Certificate as provided in the Indenture and the Trust Agreement.
Overcollateralization Deficiency Amount:	For any Payment Date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralization Amount on such Payment Date.
Overcollateralization Target Amount:	Equal to 0.50% of the Cut-Off Date unpaid principal balance. As of October 1, 2005 the Overcollateralization Target Amount is expected to be approximately [$2,602,841].
Overcollateralization Amount:	For any Payment Date, the amount, if any, by which (i) the aggregate Stated Principal Balance of the mortgage loans exceeds (ii) the aggregate Note Principal Balance of the Notes.
Current Specified Overcollateralization Percentage:	For any Distribution Date, a fraction expressed as a percentage the numerator of which is the related Overcollateralization Target Amount and the denominator of which is the aggregate Note Principal Balance of the mortgage loans as of the last day of the related due period.
Realized Losses:	With respect to a mortgage loan is (1) a Bankruptcy Loss or (2) as to any Liquidated Mortgage Loan, the unpaid principal balance thereof plus accrued and unpaid interest thereon at the mortgage rate through the last day of the month of liquidation less the net liquidation proceeds with respect to such mortgage loan and the related mortgaged property.
Stepdown Date:	The later to occur of (x) the Payment Date occurring in November 2008 and (y) the first Payment Date on which the Credit Enhancement Percentage for the Class A Notes (calculated for this purpose only after taking into account distributions of principal on the related mortgage loans, but prior to any distribution of the Principal Payment

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

Amounts to the holders of the Notes then entitled to distributions of principal on such Payment Date) is greater than or equal to approximately 14.70%.

Trigger Event:

A "Trigger Event," with respect to each Payment Date on or after the Stepdown Date, exists (i) if the three-month rolling average of the percent equal to the aggregate Stated Principal Balance of the related mortgage loans that are 60 days or more delinquent or are in bankruptcy or foreclosure or are REO properties over the aggregate Stated Principal Balance of the related mortgage loans as of the last day of the related due period, equals or exceeds 36% of the aggregate Note Principal Balance of the Class M Notes and Class B Notes plus the Overcollateralization Amount or (ii) if the Cumulative Loss Test has been violated.

Cumulative Loss Test:

The Cumulative Loss Test is violated on any Payment Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the mortgage loans as of the Cut-Off Date exceeds the applicable percentages set forth below with respect to such Payment Date.

Payment Date:	Percentage
October 2008 through September 2009:	[ ]
October 2009 through September 2010:	[ ]
October 2010 through September 2011:	[ ]
October 2011 and thereafter:	[ ]

Class A Principal Distribution Amount:

For any Payment Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Note Principal Balance of such Class A Notes immediately prior to such Payment Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 13.70% and (B) the Current Specified Overcollateralization Percentage.

Class M-1 Principal Distribution Amount:

For any Payment Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Note Principal Balance of the Class M-1 Notes immediately prior to such Payment Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Note Principal Balance of the Class A Notes (after taking into account the payment of the Class A Principal Distribution Amounts for such Payment Date) and (2) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 10.00% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

Class M-2 Principal Distribution Amount: For any Payment Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Note Principal Balance of the Class M-2 Notes immediately prior to such Payment Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Note Principal Balance of the Class A Notes (after taking into account the payment of the Class A Principal Distribution Amounts for such Payment Date), (2) the aggregate Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amounts for such Payment Date) and (3) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 8.20% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Class B-1 Principal Distribution Amount: For any Payment Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Note Principal Balance of the Class B-1 Notes immediately prior to such Payment Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Note Principal Balance of the Class A Notes (after taking into account the payment of the Class A Principal Distribution Amounts for such Payment Date), (2) the aggregate Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amounts for such Payment Date), (3) the aggregate Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amounts for such Payment Date) and (4) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 6.80% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Class B-2 Principal Distribution Amount: For any Payment Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Note Principal Balance of the Class B-2 Notes immediately prior to such Payment Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Note Principal Balance of the Class A Notes (after taking into account the payment of the Class A Principal Distribution Amounts for such Payment Date), (2) the aggregate Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amounts for such Payment Date), (3) the aggregate Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amounts for such Payment Date), (4) the aggregate Note Principal Balance of the Class B-1 Notes (after taking into account the payment of the Class B-1 Principal Distribution Amounts for such Payment Date), and (5) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 4.20% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Class B-3 Principal Distribution Amount: For any Payment Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Note Principal Balance of the Class B-3 Notes immediately prior to such Payment Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Note Principal Balance of the Class A Notes (after taking into account the payment of the Class A Principal Distribution Amounts for such Payment Date), (2) the aggregate Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amounts for such Payment Date), (3) the aggregate Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amounts for such Payment Date), (4) the aggregate Note Principal Balance of the Class B-1 Notes (after taking into account the payment of the Class B-1 Principal Distribution Amounts for such Payment Date), (5) the aggregate Note Principal Balance of the Class B-2 Notes (after taking into account the payment of the Class B-2 Principal Distribution Amounts for such Payment Date) and (6) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 2.50% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Class B-4 Principal Distribution Amount: For any Payment Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Note Principal Balance of the Class B-4 Notes immediately prior to such Payment Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Note Principal Balance of the Class A Notes (after taking into account the payment of the Class A Principal Distribution Amounts for such Payment Date), (2) the aggregate Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amounts for such Payment Date), (3) the aggregate Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amounts for such Payment Date), (4) the aggregate Note Principal Balance of the Class B-1 Notes (after taking into account the payment of the Class B-1 Principal Distribution Amounts for such Payment Date), (5) the aggregate Note Principal Balance of the Class B-2 Notes (after taking into account the payment of the Class B-2 Principal Distribution Amounts for such Payment Date), (6) the aggregate Note Principal Balance of the Class B-3 Notes (after taking into account the payment of the Class B-3 Principal Distribution Amounts for such Payment Date), and (7) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 1.50% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Class B-5 Principal Distribution Amount: For any Payment Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Note Principal Balance of

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

Amount: the Class B-5 Notes immediately prior to such Payment Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Note Principal Balance of the Class A Notes (after taking into account the payment of the Class A Principal Distribution Amounts for such Payment Date), (2) the aggregate Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amounts for such Payment Date), (3) the aggregate Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amounts for such Payment Date), (4) the aggregate Note Principal Balance of the Class B-1 Notes (after taking into account the payment of the Class B-1 Principal Distribution Amounts for such Payment Date), (5) the aggregate Note Principal Balance of the Class B-2 Notes (after taking into account the payment of the Class B-2 Principal Distribution Amounts for such Payment Date), (6) the aggregate Note Principal Balance of the Class B-3 Notes (after taking into account the payment of the Class B-3 Principal Distribution Amounts for such Payment Date), (7) the aggregate Note Principal Balance of the Class B-4 Notes (after taking into account the payment of the Class B-4 Principal Distribution Amounts for such Payment Date), and (8) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 0.50% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Class B-6 Principal Distribution Amount: For any Payment Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Note Principal Balance of the Class B-6 Notes immediately prior to such Payment Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Note Principal Balance of the Class A Notes (after taking into account the payment of the Class A Principal Distribution Amounts for such Payment Date), (2) the aggregate Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amounts for such Payment Date), (3) the aggregate Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amounts for such Payment Date), (4) the aggregate Note Principal Balance of the Class B-1 Notes (after taking into account the payment of the Class B-1 Principal Distribution Amounts for such Payment Date), (5) the aggregate Note Principal Balance of the Class B-2 Notes (after taking into account the payment of the Class B-2 Principal Distribution Amounts for such Payment Date), (6) the aggregate Note Principal Balance of the Class B-3 Notes (after taking into account the payment of the Class B-3 Principal Distribution Amounts for such Payment Date), (7) the aggregate Note Principal Balance of the Class B-4 Notes (after taking into account the payment of the Class B-4 Principal Distribution Amounts for such Payment Date), (8) the aggregate Note Principal Balance of the Class B-5 Notes (after taking into account the payment of the Class B-5 Principal Distribution Amounts for such Payment Date), and (9) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 0.00% and (B) the Current Specified Overcollateralization Percentage

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

for the mortgage pool.

Swap Agreements:

On the Closing Date, the Issuer will enter into two separate Swap Agreements with initial notional amounts equal to the scheduled principal balances of the 3-year Hybrids ($33,279,611.35) and the 5-year Hybrids ($487,288,607.58), respectively. Under the Swap Agreements, on each Payment Date, the Issuer shall be obligated to pay to the Swap Provider an amount equal to [4.380%] (per annum) with respect to the 3-year Hybrids and [5.08%] (per annum) with respect to the 5-year Hybrids, in each case on a notional amount equal to the lesser of the related actual collateral balance and the related swap agreement scheduled notional amount set forth in Exhibit I (such lesser amount the "Swap Notional Amount"), and the Issuer will be entitled to receive from the Swap Provider an amount equal to One-Month LIBOR (as determined pursuant to the Swap Agreements) per annum on a notional amount equal to the Swap Notional Amount, accrued during each swap accrual period in each case until the related swap is retired. Under each Swap Agreement, only the net amount of the two obligations above (the "Net Swap Payment") will be paid by the appropriate party.

Upon early termination of each Swap Agreement, the Issuer or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party, regardless of which party caused the termination. The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreements. **In the event that the Issuer is required to make a Swap Termination Payment (other than a Swap Termination Payment due to a Swap Provider Trigger Event), such amount will be paid on the related Payment Date, and on any subsequent Payment Dates until paid in full, prior to distributions to noteholders.** Shown in Exhibit I are the swap agreement scheduled notional amounts, which generally have been derived using a prepayment speed of 24% CPR.

Swap Provider:

An entity rated at least [A/A1] by S&P and Moody's (which may include an affiliate of the Depositor and/or Underwriter). To the extent the Swap Counterparty is downgraded below A/A1, the Swap Counterparty will be required to post collateral to such rating agency requirements as provided in the prosup.

Special Derivative Contracts:

At the direction of the holder of the owner trust certificate, the Indenture Trustee shall, on behalf of the Trust Estate, enter into Special Derivative Contracts for the benefit of the owner trust certificates. Any acquisition of a Special Derivative Contract shall be accompanied by (i) an appropriate amendment to the Indenture, (ii) an Opinion of Counsel, (iii)Approval of Rating Agencies and (iv) the consent of Holder of a Owner Trust Certificate to the acquisition of such Special Derivative Contract.

All collections, proceeds and other amounts in respect of the Special Derivative Contracts payable by the Special Derivative Counterparty shall be distributed to the owner trust certificates on the Payment Date following receipt thereof by the Securities Administrator on behalf of the Indenture Trustee.

Any Special Derivative Contract that provides for any payment obligation on the part of the Trust Estate must (i) be without recourse to the assets of the Trust Estate, (ii) contain a non-petition covenant provision from the Special Derivative Counterparty, (iii) limit payment dates thereunder to Payment Dates and (iv) contain a provision limiting any cash payments due to the Special Derivative Counterparty on any day

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

under such Special Derivative Contract solely to funds available therefore in the Payment Account available to make payments to the Holder of the owner trust certificates on such Payment Date.

Each Special Derivative Contract must (i) provide for the direct payment of any amounts by the Special Derivative Counterparty thereunder to the Payment Account at least one Business Day prior to the related Payment Date, (ii) contain an assignment of all of the Trust Estate's rights (but none of its obligations) under such Special Derivative Contract to the Indenture Trustee on behalf the holder of the owner trust certificates and shall include an express consent to the Special Derivative Counterparty to such assignment, (iii) provide that in the event of the occurrence of an event of default under the indenture, such Special Derivative Contract shall terminate upon the direction of a 50.01% or greater Percentage Interest of the owner trust certificates and (iv) prohibit the Special Derivative Counterparty from "setting-off" or "netting" other obligations of the Trust Estate and its Affiliates against such Special Derivative Counterparty's payment obligations thereunder.

Loan Buy Out Option: The holder of the owner trust certificates will have the option to purchase, at any one time, 1.00% (and in any case, at least 5 Mortgage Loans) of the Mortgage Loans, by aggregate Stated Principal Balance of the Mortgage Loans as of such date, at a purchase price of par or equal to the aggregate fair market value of such Mortgage Loans. The Mortgage Loans that may be purchased by the holder of the owner trust certificates will be selected by it in its sole discretion.

Special Foreclosure Rights: The Servicer will not commence foreclosure proceedings with respect to a mortgage loan unless (i) no later than five business days prior to such commencement, it notifies the Master Servicer of its intention to do so, and (ii) the majority holder of the owner trust certificates, either directly or through the Master Servicer, does not, within such period, affirmatively object to such action. If the majority holder of the owner trust certificates timely and affirmatively objects to such action, then it will instruct the Master Servicer to hire three appraisal firms, identified in the Wells Fargo Servicing Agreement to compute the fair value of the mortgaged property relating to the related mortgage loan utilizing the Fannie Mae Form 2055 Exterior-Only Inspection Residential Appraisal Report (each such appraisal firm computation, a "Fair Value Price"), in each case no later than 25 days from the date of such holder's objection. The holder of the owner trust certificates will, no later than 5 days after the expiration of such 25-day period, purchase (and deliver to the Servicer the purchase price for) such mortgage loan and the related mortgaged property at an amount equal to the highest of the three Fair Value Prices determined by such appraisal firms.

In the event that the Servicer determines not to proceed with foreclosure proceedings with respect to a mortgage loan that is 60 days' or more delinquent, prior to taking any action with respect to such mortgage loan the Servicer must promptly provide the Master Servicer with notice of such determination and a description of such other action as it intends to take with respect to such mortgage loan. The Servicer is not permitted to proceed with any such action unless the majority holder of the owner trust certificates, either directly or through the Master Servicer, does not, within five business days following such notice, affirmatively object to the Servicer taking such

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

action. If the majority holder of the owner trust certificates timely and affirmatively objects to the Servicer's contemplated action, then it will instruct the Master Servicer to hire three appraisal firms, identified in the Wells Fargo Servicing Agreement, to compute the fair value of the mortgaged property relating to the related mortgage loan utilizing the Fannie Mae Form 2055 Exterior-Only Inspection Residential Appraisal Report, in each case no later than 25 days from the date of such holder's objection. The majority holder of the owner trust certificates will, no later than 5 days after the expiration of such 25-day period, purchase (and deliver to the related Servicer the purchase price for) such mortgage loan and the related mortgaged property at an amount equal to the highest of the three Fair Value Prices determined by such appraisal firms.

Notwithstanding anything herein to the contrary, the majority holder of the owner trust certificates shall not be entitled to any of its rights described herein with respect to a mortgage loan following its failure to purchase a mortgage loan and the related mortgaged property (at the highest of the three Fair Value Prices respectively determined by such appraisal firms as set forth above) on or before the 25th day following its objection to the Servicer action.

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

Exhibit I-Swap Agreement Scheduled Notional Amounts

Assumptions:
- run at 24%CPR

period	3-year Hybrids	5-year Hybrids	period	3-year Hybrids	5-year Hybrids
1	33,279,611.35	487,288,607.58	38	0.00	207,624,684.10
2	32,526,462.55	476,189,730.03	39	0.00	202,888,220.41
3	31,790,355.32	465,343,232.18	40	0.00	198,259,590.34
4	31,070,904.12	454,743,382.44	41	0.00	193,736,342.68
5	30,367,732.12	444,384,579.22	42	0.00	189,316,081.88
6	29,680,471.02	434,261,348.04	43	0.00	184,996,466.76
7	29,008,760.84	424,368,338.64	44	0.00	180,775,209.30
8	28,352,249.76	414,700,322.13	45	0.00	176,650,073.45
9	27,710,593.91	405,252,188.26	46	0.00	172,618,873.92
10	27,083,457.21	396,018,942.77	47	0.00	168,679,475.04
11	26,470,511.15	386,995,704.66	48	0.00	164,829,789.64
12	25,871,434.70	378,177,703.74	49	0.00	161,067,777.93
13	25,285,914.05	369,560,278.04	50	0.00	157,391,446.46
14	24,713,642.51	361,138,871.36	51	0.00	153,798,847.05
15	24,154,320.32	352,909,030.91	52	0.00	150,288,075.73
16	23,607,654.52	344,866,404.95	53	0.00	146,857,271.81
17	23,073,358.74	337,006,740.48	54	0.00	143,504,616.82
18	22,551,153.13	329,325,881.01	55	0.00	140,228,333.63
19	22,040,764.14	321,819,764.40	56	0.00	137,026,685.43
20	21,541,924.43	314,484,420.66	57	0.00	133,897,974.87
21	21,054,372.68	307,315,969.94	58	0.00	130,840,543.18
22	20,577,853.51	300,310,620.42	59	0.00	0.00
23	20,112,117.31	293,464,666.32	60	0.00	0.00
24	19,656,920.11	286,774,486.01	61	0.00	0.00
25	19,212,023.46	280,236,540.02	62	0.00	0.00
26	18,777,194.30	273,847,369.23	63	0.00	0.00
27	18,352,204.87	267,603,593.03	64	0.00	0.00
28	17,936,832.52	261,501,907.54	70	0.00	0.00
29	17,530,859.66	255,539,083.89	71	0.00	0.00
30	17,134,073.64	249,711,966.47	72	0.00	0.00
31	16,746,266.58	244,017,471.32	73	0.00	0.00
32	16,367,235.34	238,452,584.48	74	0.00	0.00
33	15,996,781.35	233,014,360.41	75	0.00	0.00
34	15,634,710.55	227,699,920.42	76	0.00	0.00
35	0.00	222,506,451.19	77	0.00	0.00
36	0.00	217,431,203.26	78	0.00	0.00
37	0.00	212,471,489.58	79	0.00	0.00

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

Exhibit II – Available Funds Cap Schedule

Assumptions:
- One-Month and Six-Month LIBOR at 12%
- 30% CPR to the 10% Optional Termination

Payment Date	Class A-1 Effective Coupon	Class A-2 Effective Coupon	Class M-1 Effective Coupon	Class M-2 Effective Coupon	Class B-1 Effective Coupon	Class B-2 Effective Coupon
25-Nov-05	4.32	4.40	4.55	4.57	4.61	4.80
25-Dec-05	11.50	11.50	11.50	11.50	11.50	11.50
25-Jan-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Feb-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Mar-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Apr-06	11.50	11.50	11.50	11.50	11.50	11.50
25-May-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Jun-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Sep-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Oct-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Nov-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Dec-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Jan-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Feb-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Mar-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Apr-07	11.50	11.50	11.50	11.50	11.50	11.50
25-May-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Jun-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Sep-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Oct-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Nov-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Dec-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Jan-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Feb-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Mar-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Apr-08	11.50	11.50	11.50	11.50	11.50	11.50
25-May-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Jun-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Sep-08	11.50	11.50	11.50	11.50	11.50	11.50

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

25-Oct-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Nov-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Dec-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Jan-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Feb-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Mar-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Apr-09	11.50	11.50	11.50	11.50	11.50	11.50
25-May-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Jun-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Sep-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Oct-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Nov-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Dec-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Jan-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Feb-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Mar-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Apr-10	11.50	11.50	11.50	11.50	11.50	11.50
25-May-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Jun-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Sep-10	9.68	9.36	9.36	9.36	9.36	9.68
25-Oct-10	10.61	10.25	10.25	10.25	10.25	10.61
25-Nov-10	10.34	9.98	9.98	9.98	9.98	10.34
25-Dec-10	10.70	10.32	10.32	10.32	10.32	10.70
25-Jan-11	10.37	9.98	9.98	9.98	9.98	10.37
25-Feb-11	10.38	9.98	9.98	9.98	9.98	10.38
25-Mar-11	11.50	11.06	11.06	11.06	11.06	11.50
25-Apr-11	10.42	9.99	9.99	9.99	9.99	10.42
25-May-11	10.78	10.33	10.33	10.33	10.33	10.78
25-Jun-11	10.45	10.00	10.00	10.00	10.00	10.45
25-Jul-11	10.81	10.33	10.33	10.33	10.33	10.81
25-Aug-11	10.89	10.39	10.39	10.39	10.39	10.89
25-Sep-11	10.91	10.40	10.40	10.40	10.40	10.91
25-Oct-11	11.29	10.74	10.74	10.74	10.74	11.29
25-Nov-11	10.95	10.40	10.40	10.40	10.40	10.95
25-Dec-11	11.33	10.75	10.75	10.75	10.75	11.33
25-Jan-12	10.98	10.40	10.40	10.40	10.40	10.98
25-Feb-12	11.00	10.40	10.40	10.40	10.40	11.00
25-Mar-12	11.50	11.50	11.50	11.50	11.50	11.50

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

Exhibit III- Price/Yield Tables

Assumptions:	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Class A-1 to Maturity							
Price: 100.00%							
Yield (%)	4.43	4.43	4.43	4.43	4.43	4.43	4.42
WAL (yrs)	7.67	5.39	3.18	2.57	2.12	1.49	1.06
Start Date	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005
End Date	3/25/2034	12/25/2030	9/25/2022	10/25/2019	7/25/2017	5/25/2014	4/25/2012
Class A-2 to Maturity							
Price: 100.00%							
Yield (%)	4.51	4.52	4.52	4.52	4.52	4.52	4.51
WAL (yrs)	7.67	5.39	3.18	2.57	2.12	1.49	1.06
Start Date	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005
End Date	3/25/2034	12/25/2030	9/25/2022	10/25/2019	7/25/2017	5/25/2014	4/25/2012
Class M-1 to Maturity							
Price: 100.00%							
Yield (%)	4.67	4.67	4.68	4.68	4.68	4.67	4.74
WAL (yrs)	13.47	9.67	5.83	4.93	4.38	3.94	4.29
Start Date	3/25/2012	1/25/2010	11/25/2008	12/25/2008	1/25/2009	4/25/2009	9/25/2009
End Date	4/25/2034	1/25/2031	10/25/2022	11/25/2019	8/25/2017	6/25/2014	4/25/2012
Class M-2 to Maturity							
Price: 100.00%							
Yield (%)	4.69	4.69	4.70	4.70	4.70	4.69	4.74
WAL (yrs)	13.47	9.68	5.82	4.91	4.35	3.83	3.89
Start Date	3/25/2012	1/25/2010	11/25/2008	12/25/2008	1/25/2009	2/25/2009	6/25/2009
End Date	4/25/2034	2/25/2031	11/25/2022	12/25/2019	9/25/2017	6/25/2014	4/25/2012
Class B-1 to Maturity							
Price: 100.00%							
Yield (%)	4.73	4.74	4.74	4.74	4.74	4.74	4.78
WAL (yrs)	13.47	9.68	5.82	4.91	4.32	3.76	3.73
Start Date	3/25/2012	1/25/2010	11/25/2008	12/25/2008	12/25/2008	2/25/2009	4/25/2009
End Date	5/25/2034	3/25/2031	12/25/2022	12/25/2019	9/25/2017	6/25/2014	5/25/2012
Class B-2 to Maturity							
Price: 100.00%							
Yield (%)	4.93	4.94	4.95	4.95	4.95	4.95	4.98
WAL (yrs)	13.47	9.68	5.82	4.89	4.31	3.7	3.56
Start Date	3/25/2012	1/25/2010	11/25/2008	11/25/2008	12/25/2008	12/25/2008	2/25/2009
End Date	5/25/2034	4/25/2031	1/25/2023	1/25/2020	10/25/2017	7/25/2014	5/25/2012

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted.. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

Assumptions:	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Class A-1 to 10% Optional Termination							
Price: 100.00%							
Yield (%)	4.42	4.42	4.42	4.42	4.42	4.41	4.41
WAL (yrs)	7.32	5.05	2.94	2.37	1.95	1.38	1.01
Start Date	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005
End Date	2/25/2024	1/25/2019	9/25/2013	3/25/2012	2/25/2011	9/25/2009	9/25/2008
Class A-2 to 10% Optional Termination							
Price: 100.00%							
Yield	4.50	4.50	4.50	4.50	4.50	4.50	4.49
WAL (yrs)	7.32	5.05	2.94	2.37	1.95	1.38	1.01
Start Date	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005
End Date	2/25/2024	1/25/2019	9/25/2013	3/25/2012	2/25/2011	9/25/2009	9/25/2008
Class M-1 to 10% Optional Termination							
Price: 100.00%							
Yield	4.66	4.66	4.66	4.66	4.66	4.66	4.66
WAL (yrs)	12.6	8.80	5.22	4.42	3.95	3.63	2.9
Start Date	3/25/2012	1/25/2010	11/25/2008	12/25/2008	1/25/2009	4/25/2009	9/25/2008
End Date	2/25/2024	1/25/2019	9/25/2013	3/25/2012	2/25/2011	9/25/2009	9/25/2008
Class M-2 to 10% Optional Termination							
Price: 100.00%							
Yield	4.68	4.68	4.68	4.68	4.68	4.68	4.68
WAL (yrs)	12.6	8.80	5.21	4.40	3.92	3.52	2.90
Start Date	3/25/2012	1/25/2010	11/25/2008	12/25/2008	1/25/2009	2/25/2009	9/25/2008
End Date	2/25/2024	1/25/2019	9/25/2013	3/25/2012	2/25/2011	9/25/2009	9/25/2008
Class B-1 to 10% Optional Termination							
Price: 100.00%							
Yield	4.72	4.72	4.72	4.72	4.72	4.72	4.72
WAL (yrs)	12.60	8.80	5.21	4.4	3.89	3.46	2.90
Start Date	3/25/2012	1/25/2010	11/25/2008	12/25/2008	12/25/2008	2/25/2009	9/25/2008
End Date	2/25/2024	1/25/2019	9/25/2013	3/25/2012	2/25/2011	9/25/2009	9/25/2008
Class B-2 to 10% Optional Termination							
Price: 100.00%							
Yield	4.92	4.92	4.92	4.92	4.92	4.92	4.92
WAL (yrs)	12.6	8.80	5.21	4.38	3.88	3.40	2.90
Start Date	3/25/2012	1/25/2010	11/25/2008	11/25/2008	12/25/2008	12/25/2008	9/25/2008
End Date	2/25/2024	1/25/2019	9/25/2013	3/25/2012	2/25/2011	9/25/2009	9/25/2008

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

Exhibit IV – Collateral Summary

Luminent ARM Trust, Series 2005-1
Preliminary Collateral Information As of October 24, 2005

TOTAL CURRENT BALANCE:	$520,568,218.93		
TOTAL ORIGINAL BALANCE:	$522,199,600.72		
NUMBER OF LOANS:	1,166		
	TOTAL	**MIN**	**MAX**
AVG CURRENT BALANCE:	$446,456	$30,011	$2,000,000
AVG ORIGINAL AMOUNT:	$447,856	$30,040	$2,000,000
WAVG GROSS COUPON:	6.091%	4.000%	7.125%
WAVG GROSS MARGIN:	2.255%	1.875%	3.500%
WAVG MAX INT RATE:	11.296%	9.000%	13.125%
WAVG PERIODIC RATE CAP:	1.534%	1.000%	2.000%
WAVG ORIGINAL LTV:	75.84%	31.88%	100.00%
WAVG ORIGINAL CLTV:	85.53%	31.88%	100.00%
WAVG FICO SCORE:	711	614	818
WAVG ORIGINAL TERM:	360	360	360
WAVG REMAINING TERM:	358	345	360
WAVG SEASONING:	2	0	15
WAVG RATE ADJ FREQ:	8	6	12
INTEREST ONLY:	83.78 %		
TOP 3 STATES:	California	37.25%	
	Virginia	11.26%	
	Florida	8.61%	
MAXIMUM 3 ZIP CODES:	22079	1.13%	
	85253	1.03%	
	92677	0.84%	
FIRST PAY DATE:		8/1/2004	11/1/2005
NEXT RATE CHANGE DATE:		5/1/2008	10/1/2010
MATURITY DATE:		7/1/2034	10/1/2035

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted.. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

CURRENT BALANCE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
0 - 50,000.99	3	$105,306	0.02 %	6.365%	756	$35,102	85.61%	34.10%
50,001.00 - 100,000.99	39	3,251,957	0.62	6.035	736	83,384	79.17	22.53
100,001.00 - 150,000.99	78	9,732,732	1.87	6.087	723	124,779	81.57	21.32
150,001.00 - 200,000.99	76	13,129,066	2.52	5.982	716	172,751	79.62	19.89
200,001.00 - 250,000.00	67	14,941,953	2.87	6.044	719	223,014	83.49	9.09
250,000.01 - 300,000.00	62	17,253,904	3.31	6.000	725	278,289	78.44	6.43
300,000.01 - 350,000.00	47	15,244,316	2.93	5.940	706	324,347	79.15	8.45
350,000.01 - 400,000.00	144	54,963,837	10.56	6.064	699	381,693	77.46	24.44
400,000.01 - 450,000.00	168	71,444,277	13.72	6.059	704	425,264	78.03	14.77
450,000.01 - 500,000.00	128	61,049,094	11.73	6.056	711	476,946	76.15	12.54
500,000.01 - 550,000.00	88	45,951,696	8.83	6.047	710	522,178	77.38	24.06
550,000.01 - 600,000.00	69	39,623,231	7.61	6.088	713	574,250	77.35	14.24
600,000.01 - 650,000.00	64	40,598,134	7.80	6.145	726	634,346	73.91	10.73
650,000.01 - 700,000.00	14	9,489,914	1.82	6.036	712	677,851	77.06	21.33
700,000.01 - 750,000.00	14	10,174,836	1.95	6.297	704	726,774	76.10	6.98
750,000.01 - 800,000.00	16	12,423,117	2.39	6.172	706	776,445	76.49	31.32
800,000.01 - 850,000.00	8	6,519,391	1.25	6.192	711	814,924	72.14	24.72
850,000.01 - 900,000.00	11	9,754,500	1.87	6.339	695	886,773	74.59	NA
900,000.01 - 950,000.00	7	6,445,500	1.24	6.410	697	920,786	70.72	NA
950,000.01 - 1,000,000.00	26	25,738,143	4.94	6.140	723	989,929	73.50	19.43
1,000,000.01 - 1,500,000.00	26	33,203,073	6.38	6.138	715	1,277,041	66.80	10.91
1,500,000.01 - 2,000,000.00	11	19,530,243	3.75	6.174	709	1,775,477	63.84	NA
TOTAL	1,166	$ 520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

GROSS COUPON	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
4.000 - 4.124	1	$538,600	0.10%	4.000%	754	$538,600	79.99%	100%
4.500 - 4.624	3	1,758,887	0.34	4.500	711	586,296	67.13	76.12
4.625 - 4.749	1	558,228	0.11	4.625	707	558,228	79.99	NA
4.750 - 4.874	1	374,055	0.07	4.750	663	374,055	56.82	NA
4.875 - 4.999	1	494,359	0.09	4.875	805	494,359	77.59	100
5.000 - 5.124	10	4,682,750	0.90	5.017	733	468,275	75.97	47.58
5.125 - 5.249	4	2,045,311	0.39	5.147	702	511,328	74.99	49.94
5.250 - 5.374	24	10,684,207	2.05	5.256	715	445,175	77.24	26.73
5.375 - 5.499	23	9,152,324	1.76	5.380	697	397,927	80.28	66.79
5.500 - 5.624	54	21,096,855	4.05	5.504	713	390,683	75.96	35.75
5.625 - 5.749	62	27,890,893	5.36	5.627	719	449,853	73.44	26.11
5.750 - 5.874	136	60,816,556	11.68	5.753	715	447,181	75.67	18.30
5.875 - 5.999	150	60,366,335	11.60	5.876	714	402,442	76.75	14.00
6.000 - 6.124	124	49,702,627	9.55	6.004	718	400,828	76.13	13.88
6.125 - 6.249	101	43,923,296	8.44	6.130	714	434,884	74.65	6.59
6.250 - 6.374	129	56,924,912	10.94	6.251	711	441,278	75.02	4.70
6.375 - 6.499	111	49,952,022	9.60	6.377	710	450,018	76.07	17.05
6.500 - 6.624	115	54,668,029	10.50	6.501	707	475,374	77.35	9.81
6.625 - 6.749	44	23,119,164	4.44	6.627	709	525,436	78.09	5.19
6.750 - 6.874	30	15,647,116	3.01	6.750	699	521,571	77.84	6.18
6.875 - 6.999	30	20,770,517	3.99	6.875	687	692,351	70.42	2.12
7.000 - 7.124	11	5,273,256	1.01	7.000	697	479,387	76.60	15.78
7.125 - 7.249	1	127,920	0.02	7.125	730	127,920	80.00	NA
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted.. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

GROSS MARGIN	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
1.750 - 1.999	1	$396,700	0.08%	5.625	667	$396,700	89.99%	100%
2.250 - 2.499	1,155	515,091,826	98.95	6.093	711	445,967	75.80	14.84
2.500 - 2.749	1	1,000,000	0.19	5.750	713	1,000,000	78.13	100.00
2.750 - 2.999	6	2,832,387	0.54	5.954	715	472,065	80.99	32.69
3.000 - 3.249	1	402,500	0.08	5.250	731	402,500	70.00	NA
3.250 +	2	844,805	0.16	6.623	736	422,403	80.00	NA
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

MAX INTEREST RATE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
9.000 - 9.499	1	$538,600	0.10%	4.000%	754	$538,600	79.99%	100.00%
9.500 - 9.999	4	2,253,247	0.43	4.582	732	563,312	69.43	81.36
10.000 - 10.499	43	20,891,813	4.01	5.254	713	485,856	77.37	50.83
10.500 - 10.999	310	131,661,023	25.29	5.749	716	424,713	75.46	19.86
11.000 - 11.499	408	166,320,886	31.95	6.165	714	407,649	76.23	9.72
11.500 - 11.999	281	133,740,049	25.69	6.351	707	475,943	76.72	11.42
12.000 - 12.499	84	44,287,506	8.51	6.262	707	527,232	73.37	15.50
12.500 - 12.999	32	19,906,676	3.82	6.665	690	622,084	73.85	4.70
13.000 - 13.499	3	968,420	0.19	7.017	713	322,807	73.05	40.48
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

PERIODIC RATE CAP	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
1	427	$242,655,682	46.61%	6.218%	712	$568,280	74.59%	15.14%
2	739	277,912,537	53.39	5.981	711	376,066	76.93	15.12
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

ORIGINAL TERM	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
360	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted.. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

REMAINING TERM	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
345	1	$538,600	0.10%	4.000%	754	$538,600	79.99%	100.00%
351	3	2,192,000	0.42	5.564	716	730,667	69.24	22.63
353	1	538,000	0.10	6.250	669	538,000	79.70	NA
354	5	3,157,348	0.61	6.012	722	631,470	74.39	53.43
355	9	3,890,702	0.75	5.761	711	432,300	81.40	24.02
356	43	24,087,842	4.63	5.824	708	560,182	73.50	26.81
357	370	146,785,886	28.20	5.985	715	396,719	76.94	10.98
358	494	193,421,112	37.16	6.003	712	391,541	76.68	17.26
359	161	98,344,289	18.89	6.400	706	610,834	74.35	15.98
360	79	47,612,441	9.15	6.352	707	602,689	73.23	7.26
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

MONTHS TO NEXT RATE ADJ	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
31	1	$408,972	0.08%	5.250%	713	$408,972	100.00%	NA%
33	43	13,829,291	2.66	5.848	705	321,611	79.70	4.42
34	66	19,041,349	3.66	5.831	698	288,505	77.89	5.35
45	1	538,600	0.10	4.000	754	538,600	79.99	100.00
51	3	2,192,000	0.42	5.564	716	730,667	69.24	22.63
53	1	538,000	0.10	6.250	669	538,000	79.70	NA
54	5	3,157,348	0.61	6.012	722	631,470	74.39	53.43
55	8	3,481,730	0.67	5.821	711	435,216	79.21	26.84
56	43	24,087,842	4.63	5.824	708	560,182	73.50	26.81
57	327	132,956,595	25.54	5.999	716	406,595	76.65	11.66
58	428	174,379,763	33.50	6.021	714	407,429	76.54	18.56
59	161	98,344,289	18.89	6.400	706	610,834	74.35	15.98
60	79	47,612,441	9.15	6.352	707	602,689	73.23	7.26
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

RATE ADJ FREQ	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
6	546	$318,160,143	61.12%	6.202%	712	$582,711	74.21%	16.87%
12	620	202,408,076	38.88	5.917	711	326,465	78.42	12.40
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted.. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

NEXT RATE CHANGE DATE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
5/1/2008	1	$408,972	0.08%	5.25%	713	$408,972	100.00%	NA
7/1/2008	43	13,829,291	2.66	5.848	705	321,611	79.70	4.42
8/1/2008	66	19,041,349	3.66	5.831	698	288,505	77.89	5.35
7/1/2009	1	538,600	0.10	4.000	754	538,600	79.99	100.00
1/1/2010	3	2,192,000	0.42	5.564	716	730,667	69.24	22.63
3/1/2010	1	538,000	0.10	6.250	669	538,000	79.70	NA
4/1/2010	5	3,157,348	0.61	6.012	722	631,470	74.39	53.43
5/1/2010	8	3,481,730	0.67	5.821	711	435,216	79.21	26.84
6/1/2010	43	24,087,842	4.63	5.824	708	560,182	73.50	26.81
7/1/2010	327	132,956,595	25.54	5.999	716	406,595	76.65	11.66
8/1/2010	428	174,379,763	33.50	6.021	714	407,429	76.54	18.56
9/1/2010	161	98,344,289	18.89	6.400	706	610,834	74.35	15.98
10/1/2010	79	47,612,441	9.15	6.352	707	602,689	73.23	7.26
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

LIEN POSITION	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
FIRST LIEN	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted.. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

ORIGINAL LTV	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
30.00 - 34.99	3	$1,306,385	0.25%	6.048%	712	$435,462	34.05%	NA
35.00 - 39.99	5	3,195,055	0.61	6.044	696	639,011	37.53	NA
40.00 - 44.99	4	1,118,891	0.21	6.164	709	279,723	40.39	NA
45.00 - 49.99	6	2,852,888	0.55	6.183	736	475,481	47.93	NA
50.00 - 54.99	13	5,529,432	1.06	6.013	701	425,341	52.05	NA
55.00 - 59.99	14	6,975,459	1.34	5.748	690	498,247	56.64	13.16
60.00 - 64.99	45	34,232,361	6.58	5.975	717	760,719	63.23	12.21
65.00 - 69.99	82	51,264,904	9.85	6.188	707	625,182	66.34	14.01
70.00 - 74.99	79	46,932,843	9.02	6.187	703	594,087	71.52	7.45
75.00 - 79.99	150	72,159,097	13.86	6.069	713	481,061	77.95	23.30
80.00 - 84.99	674	273,908,288	52.62	6.089	712	406,392	80.00	15.72
85.00 - 89.99	5	1,691,006	0.32	5.709	704	338,201	88.14	47.44
90.00 - 94.99	31	8,096,695	1.56	6.005	713	261,184	90.79	28.55
95.00 - 99.99	29	5,532,437	1.06	6.325	729	190,774	95.38	NA
100.00 - 104.99	26	5,772,478	1.11	5.989	731	222,018	100.00	NA
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

ORIGINAL CLTV	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
30.00 - 34.99	3	$1,306,384.92	0.25%	6.048%	712	$435,462	34.05%	NA
35.00 - 39.99	4	2,914,335.02	0.56	6.048	694	728,584	37.49	NA
40.00 - 44.99	4	1,118,890.88	0.21	6.164	709	279,723	40.39	NA
45.00 - 49.99	6	2,133,608.17	0.41	6.068	720	355,601	46.23	NA
50.00 - 54.99	13	5,529,431.57	1.06	6.013	701	425,341	52.05	NA
55.00 - 59.99	14	6,975,459.02	1.34	5.748	690	498,247	56.64	13.16
60.00 - 64.99	37	25,413,259.22	4.88	5.987	710	686,845	63.14	14.02
65.00 - 69.99	51	24,264,474.94	4.66	6.105	704	475,774	66.68	23.58
70.00 - 74.99	48	21,320,941.68	4.10	5.960	704	444,186	71.28	8.51
75.00 - 79.99	77	37,844,574.95	7.27	6.045	705	491,488	75.70	20.95
80.00 - 84.99	231	104,474,822.36	20.07	6.063	709	452,272	77.49	11.54
85.00 - 89.99	50	29,470,264.34	5.66	6.049	709	589,405	75.27	10.98
90.00 - 94.99	170	84,951,959.04	16.32	6.203	712	499,717	78.32	13.24
95.00 - 99.99	126	50,312,992.44	9.67	6.110	716	399,309	80.64	18.98
100.00 - 104.99	332	122,536,820.38	23.54	6.120	718	369,087	80.55	18.55
TOTAL	1,166	$520,568,218.93	100%	6.091%	711	$446,456	75.84%	15.13%

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted.. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

FICO SCORE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
600 - 619	3	$905,200	0.17%	6.369%	615	$301,733	74.97%	NA
620 - 639	53	23,164,591	4.45	6.151	631	437,068	71.41	22.20
640 - 659	100	46,173,803	8.87	6.170	650	461,738	73.66	29.55
660 - 679	127	62,597,042	12.02	6.197	669	492,890	75.60	13.17
680 - 699	184	87,919,746	16.89	6.080	689	477,825	76.25	11.17
700 - 719	199	81,154,654	15.59	6.042	709	407,812	78.10	13.95
720 - 739	159	71,830,612	13.80	6.109	729	451,765	76.21	10.02
740 - 759	129	55,564,518	10.67	6.017	749	430,733	76.40	17.12
760 - 779	122	53,152,428	10.21	6.074	769	435,676	74.76	15.19
780 - 799	64	28,756,119	5.52	6.047	788	449,314	75.97	14.25
800 - 819	26	9,349,506	1.80	5.884	806	359,596	75.51	18.44
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

DOCUMENTATION	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
Full/Alternative	188	$78,775,810	15.13%	5.830%	707	$419,020	77.28%	100.00%
No Documentation	43	27,466,547	5.28	6.248	712	638,757	64.08	NA
Reduced	935	414,325,862	79.59	6.130	712	443,129	76.35	NA
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

OCCUPANCY	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
Investor	94	$35,990,798	6.91%	6.247%	730	$382,881	70.41%	19.52%
Owner Occupied	1,014	460,338,699	88.43	6.076	709	453,983	76.30	14.80
Second Home	58	24,238,722	4.66	6.139	723	417,909	75.30	14.96
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
2-4 Family	29	$15,788,008	3.03%	6.005%	739	$544,414	65.46%	3.28%
CO-OP	1	500,000	0.10	6.625	629	500,000	66.67	NA
Condominium	154	49,839,228	9.57	5.989	723	323,631	78.41	21.75
PUD	323	156,152,766	30.00	6.129	712	483,445	75.90	15.93
Single Family	656	296,649,167	56.99	6.090	708	452,209	75.93	14.34
Townhouse	3	1,639,050	0.31	6.409	741	546,350	79.58	NA
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted.. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

PURPOSE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
Cash Out Refinance	238	$120,887,131	23.22%	6.088%	698	$507,929	70.34%	15.23%
Purchase	878	371,140,018	71.30	6.106	717	422,711	77.99	14.28
Rate/Term Refinance	50	28,541,070	5.48	5.913	699	570,821	71.21	25.77
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

STATE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
ARIZONA	59	$28,095,775	5.40%	6.121%	704	$476,200	76.37%	12.90%
CALIFORNIA	374	193,912,024	37.25	6.000	713	518,481	75.68	15.16
FLORIDA	136	44,816,506	8.61	6.191	713	329,533	76.75	9.06
VIRGINIA	125	58,596,848	11.26	6.170	704	468,775	77.71	13.62
OTHER	472	195,147,067	37.49	6.131	712	413,447	75.16	17.27
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

DEBT TO INCOME	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
0.00 - 4.99	200	$90,204,557	17.33%	6.258%	715	$451,023	72.32%	1.30%
5.00 - 9.99	4	2,914,280	0.56	6.480	721	728,570	68.89	NA
10.00 - 14.99	13	5,195,046	1.00	5.805	743	399,619	73.83	33.43
15.00 - 19.99	25	9,426,962	1.81	6.086	725	377,078	76.10	23.88
20.00 - 24.99	44	15,579,877	2.99	6.171	716	354,088	77.64	15.33
25.00 - 29.99	110	47,719,356	9.17	6.087	712	433,812	75.71	20.08
30.00 - 34.99	189	83,126,378	15.97	6.030	711	439,822	76.28	17.51
35.00 - 39.99	272	116,162,128	22.31	5.996	714	427,067	77.27	11.14
40.00 - 44.99	190	93,472,943	17.96	6.088	710	491,963	76.77	16.68
45.00 - 49.99	87	43,243,966	8.31	6.148	702	497,057	76.36	27.08
50.00 - 54.99	25	11,513,561	2.21	5.988	666	460,542	76.32	53.92
55.00 - 59.99	3	1,018,000	0.20	5.668	703	339,333	87.20	63.46
60.00 - 64.99	1	194,054	0.04	5.875	755	194,054	66.10	NA
70.00 - 74.99	2	565,911	0.11	6.000	662	282,956	66.42	NA
75.00 - 79.99	1	231,200	0.04	6.250	659	231,200	80.00	NA
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted.. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

SILENT SECONDS	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
N	543	$219,845,428	42.23%	6.025%	708	$404,872	74.27%	14.85%
Y	623	300,722,791	57.77	6.139	713	482,701	76.99	15.34
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

PREPAY PENALTY TERM	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
0	1,074	$454,887,772	87.38%	6.041%	714	$423,545	76.27%	15.71%
6	34	23,865,148	4.58	6.293	715	701,916	72.24	7.02
12	4	3,132,382	0.60	6.772	696	783,096	72.11	NA
36	53	38,543,016	7.40	6.499	683	727,227	73.30	14.25
60	1	139,900	0.03	6.375	803	139,900	79.99	100.00
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

SERVICERS	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
COUNTRYWIDE	108	$54,966,210	10.56%	5.869%	696	$508,946	77.77%	24.11%
EMCMORTGAGE	445	264,100,375	50.73	6.195	714	593,484	73.94	17.60
PHHMORTGAGE	496	137,030,453	26.32	5.967	716	276,271	79.19	6.88
WATERFIELD_SUB	117	64,471,181	12.38	6.117	707	551,036	74.90	14.92
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted.. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

LTV MI COMPANY	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVG CURRENT GROSS COUPON	WEIGHTED AVG FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
0.00 - 80.00%	1,073	$498,957,103	95.85%	6.092%	711	$465,011	75.05%	15.16%
No MI	1,073	498,957,103	95.85	6.092	711	465,011	75.05	15.16
80.01% +	93	21,611,116	4.15	6.068	722	232,378	94.00	14.41
GE Capital MI	10	2,774,635	0.53	6.005	713	277,463	92.22	33.72
Mortgage Guaranty	1	405,429	0.08	5.625	655	405,429	85.00	100.00
United Guaranty	76	16,068,681	3.09	6.078	724	211,430	94.67	5.46
YES	6	2,362,372	0.45	6.151	732	393,729	93.06	37.91
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

INTEREST ONLY PERIOD	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVG CURRENT GROSS COUPON	WEIGHTED AVG FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
0	265	$84,438,276	16.22%	6.103%	713	$318,635	76.65%	6.65%
36	108	32,689,033	6.28	5.844	701	302,676	79.16	4.99
60	370	156,221,454	30.01	5.992	707	422,220	77.04	18.66
120	423	247,219,455	47.49	6.182	715	584,443	74.37	17.14
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

Statement Regarding Assumptions as to Securities, pricing estimates, and other Information

Bear, Stearns & Co. Inc. ARM Whole Loan Desk (212) 272-4976 **October 25, 2005**

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted.. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns. and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted.. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.


Luminent

New Issue Marketing Materials



$500,267,000 (Approximate)

Luminent Mortgage Trust 2005-1
Mortgage-Backed Notes, Series 2005-1,

Structured Asset Mortgage Investments II Inc.
Depositor

Wells Fargo Bank, N.A.
Master Servicer

Bear, Stearns & Co. Inc.
Lead Underwriter

Morgan Stanley & Co. Inc.
Co Manager

All statistical information is preliminary and based upon Information as of October 1, 2005

October 25, 2005

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Bear, Stearns & Co. Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Bear, Stearns & Co. Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. The information in this communication is preliminary and is subject to completion or change. The information in this communication supersedes information contained in any prior similar communication relating to these securities. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Bear, Stearns & Co. Inc. Trading Desk at (212) 272-4976.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

$500,267,000 (approx.)

Luminent Mortgage Trust 2005-1
Mortgage-Backed Notes, Series 2005-1
3 & 5 Year Hybrid ARM Mortgage Loans

Notes are priced to the Optional Clean-Up Call of 10%

Class	Size (1)	Expected Rating S&P/Mdys	Credit Enhance %age (1)(2)	Note Interest Rate	Interest Accrual Basis	(4) WAL (yrs) Call	(4) Pmt. Win (mos.) Call	Final Scheduled Maturity
				Offered Notes				
A-1	$ 430,250,000	AAA/Aaa	17.35%	Super Sr. Floater (3)	Act/360	2.366	1-77	11/25/2035
A-2	$ 52,057,000	AAA/Aaa	7.35%	Sr. Mezz. Floater (3)	Act/360	2.366	1-77	11/25/2035
M-1	$ 9,631,000	AA+/Aa1	5.50%	Sub. Floater (3)	Act/360	4.415	38-77	11/25/2035
M-2	$ 4,685,000	AA+/Aa2	4.60%	Sub. Floater (3)	Act/360	4.394	38-77	11/25/2035
B-1	$ 3,644,000	AA/Aa3	3.90%	Sub. Floater (3)	Act/360	4.394	38-77	11/25/2035
				Non Offered Notes				
B-2	$ 6,767,000	AA-	2.60%	Sub. Floater (3)	Act/360			11/25/2035
B-3	$ 4,165,000	A	1.80%	Sub. Floater (3)	Act/360			11/25/2035
B-4	$ 2,603,000	BBB	1.30%	Sub. Floater (3)	Act/360			11/25/2035
B-5	$ 2,603,000	BBB-	0.80%	Sub. Floater (3)	Act/360			11/25/2035
B-6	$ 1,301,000	BB	0.55%	Sub. Floater (3)	Act/360			11/25/2035
Equity Cert	Notional	Not Offered Hereby						

- Prepayment Pricing Speed is 30% CPR.
- Notes are subject to a variance of +/- 10%

(1) The class sizes and credit enhancement levels are subject to change based upon the final pool and rating agency evaluation of subordination, overcollateralization ("OC") and excess spread. It is anticipated that the sizes of the subordinated notes will change upon confirmation from the rating agencies. These classes are not being marketed at this time.

(2) Credit enhancement for the Notes will be provided by a combination of subordination provided to the Class A-1 Notes and Class A-2 Notes (collectively, the "Class A Notes") by the Class M-1, Class M-2, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Notes, OC and excess spread, all as more fully described herein. The Class A-2 Notes will provide additional credit enhancement to the Class A-1 Notes. The expected initial credit enhancement percentages are as provided above. The initial OC amount will equal 0.55% as of the Cut-Off Date with an Overcollateralization Target of 0.55% of the aggregate principal balance of the mortgage loans as of the Cut-Off Date.

(3) The Note Interest Rate for the Class A-1, Class A-2, Class M-1, Class M-2, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Notes will be the least of (a) a floating rate based on One-Month LIBOR plus [x.xx]%, [x.xx]%, [x.xx]%, [x.xx]%, [x.xx]%, [x.xx]%, [x.xx]%, [x.xx]%, [x.xx]% and [x.xx]%, respectively, (b) 11.500% per annum and (c) the related Available Funds Rate (as defined herein). On the first Payment Date after the first possible Optional Clean-Up Call Date, the margin for the Class A Notes will increase to 2 times the

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

original margin, and the margin for the Class M-1, Class M-2, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Notes will increase to 1.5 times the original margin.

(4) The WAL and Payment Windows are shown to the 10% Optional Termination at the Pricing Prepayment Speed of 30% CPR.

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

Description of the Collateral:

The mortgage loans are first lien adjustable-rate mortgage loans secured by one- to four-family residential properties and individual condominium units. Approximately 6.39% of the mortgage loans have an initial fixed-rate period of three years while 93.61% of the mortgage loans have an initial fixed-rate period of five years. After the initial fixed rate period for these mortgage loans, the interest rate on each mortgage loan will adjust either semi-annually based on Six-Month LIBOR or annually based on One-Year LIBOR.

- 83.78% of the mortgage loans are interest-only for the first 3, 5, or 10 years after origination and then fully amortize over the remaining term.
- 12.62% of the mortgage loans have penalties for full or partial prepayments.
- All the mortgage loans have an original term of 360 months
- The two states with the largest concentration are California (37.25%) and Virginia (11.26%).
- None of the mortgage loans that were originated between October 1, 2002 and March 7, 2003.
- The weighted average FICO score is 711.
- The weighted average LTV for the first lien mortgage loans at origination is 75.84%.
- The weighted average CLTV for the mortgage loans at the time of origination is 85.52%.

Loan Type	% of Pool	Gross WAC	Net WAC	WAM (mos)	Gross Margin	Net Margin	Init Cap	Per Cap	Max Rate	Mos Roll
3 Year Hybrid	6.39%	5.831%	5.446%	358	2.250%	1.865%	2.000%	2.000%	11.831%	34
5 Year Hybrid	93.61%	6.109%	5.737%	358	2.256%	1.884%	4.499%	1.502%	11.260%	58
Total	100%	6.091%	5.718%	358	2.255%	1.883%	4.339%	1.534%	11.296%	56

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

Summary of Terms:

Depositor:	Structured Assets Mortgage Investments II Inc. ("SAMI II").
Seller:	Mercury Mortgage Finance Statutory Trust, a wholly owned subsidiary of Luminent Mortgage Capital, Inc.
Mortgage Loan Servicer:	EMC Mortgage Corporation (approximately 61.00%), PHH Mortgage Corporation (approximately 28.17), Countrywide Home Loans Servicing (approximately 10.03%), and Waterfield Subserviced (approximately 12.38%).
Master Servicer and Securities Administrator:	Wells Fargo Bank, National Association.
Originator:	EMC Mortgage Corporation (approx. 61.00%), PHH Mortgage Corporation (approximately 28.17) and Countrywide Home Loans, Inc. (approx. 10.03%).
Underwriters:	Bear, Stearns & Co. Inc. and Morgan Stanley & Co. Inc.
Custodian:	Wells Fargo Bank, National Association.
Indenture Trustee:	LaSalle Bank National Association.
Owner Trustee:	Chase Manhattan Bank USA, National Association.
Rating Agencies:	Standard & Poor's, a division of The McGraw-Hill Companies, Inc. and Moody's Investors Service, Inc.
Cut-off Date:	October 1, 2005.
Settlement Date:	November 2, 2005.
Payment Date:	25th day of each month (or the next business day), commencing in November 2005.
Pre-Funding Account:	On the Closing Date, cash up to an amount, but in no case more than, 10% of the total mortgage loan pool, may be deposited into the Pre-Funding Account.
Optional Clean-Up Call:	The holder of the owner trust certificate (the "Equity Certificate") may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the mortgage loans is reduced to 10% of the aggregate principal balance of the mortgage loans as of the Cut-off Date. It is anticipated that Mercury Mortgage Finance Statutory Trust will retain the Equity Certificate.
Registration:	The Offered Notes will be available in book-entry form through DTC.
Denominations:	The Offered Notes are issuable in minimum denominations of an original amount of $100,000 and multiples of $1 in excess thereof.
Legal Structure:	Owner Trust.
Tax Status:	The Offered Notes are expected to be treated as debt instruments for federal income tax purposes.

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

ERISA Considerations: The Offered Notes are expected to be eligible for purchase by ERISA plans. A fiduciary of any benefit plan should very carefully review with its legal advisors whether the purchase or holding of any Notes to a transaction prohibited or not otherwise permissible under ERISA.

SMMEA Eligibility: The Offered Notes will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

P&I Advances: Each Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the related mortgage loans to the extent that such Servicer reasonably believes that such cash advances can be repaid from future payments on the mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Notes and are not intended to guarantee or insure against losses. If the Servicer's fail to make delinquency advances, the Master Servicer will be obligated to make such advances.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the applicable servicing fee rate, which includes any applicable LPMI fee. All ongoing compensation for the Indenture Trustee and Custodian will be paid by Master Servicer from float income generated by cash collections held by the Master Servicer from the Determination Date through the Payment Date.

Note Interest Rate: For any class of Notes, a per annum rate equal to the least of (1) One-Month LIBOR plus the applicable margin, (ii) 11.500% per annum and (iii) the related Available Funds Rate.

Interest Distribution Amount: On each Payment Date, holders of the Notes will be entitled to receive the interest that has accrued on the Notes at the related Note Interest Rate (as described in the footnotes to the table on page 3) during the related accrual period, and any interest due on a prior Payment Date that was not paid.

The "accrual period" for all of the Notes will be the period from and including the preceding Payment Date (or from the Settlement Date with respect to the first Payment Date) to and including the day prior to the current Payment Date. The security administrator will calculate interest on the Notes on an actual/360 basis. The Notes will settle flat on the Closing Date.

Credit Enhancement:

- Subordination: Initially, 17.35% for the Class A-1 Notes, 7.35% for the Class A-2 Notes, 5.50% for the Class M-1 Notes, 4.60% for the Class M-2 Notes, 3.90% for the Class B-1 Notes, 2.60% for the Class B-2 Notes, 1.80% for the Class B-3 Notes, 1.30% for the Class B-4 Notes, 0.80% for the Class B-5 Notes and 0.55% for the Class B-6 Notes.
- Overcollateralization ("OC"):

Initial (% Orig.)	0.55%
OC Target (% Orig.)	0.55%
Stepdown (% Current)	None
OC Floor (% Orig.)	0.50%

- Excess spread, which will initially be equal to approximately [134] bps. per annum (before losses) as of the Cut-off Date, is expected to be available to cover losses and to build OC commencing on the Distribution Date in November 2005.

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

• Any Net Swap Payments received from the Swap Provider.

Interest Remittance Amount: With respect to any Payment Date, the sum of (1) all interest received or advanced by the Servicers or the Master Servicer for the related collection period, (2) all compensating interest payments paid with respect to the mortgage loans that prepaid during the related prepayment period, (3) the portion of any purchase price or other amount paid with respect to the mortgage loans allocable to interest; net of any fees or other amounts reimbursable to the Master Servicer, the Servicers, the Securities Administrator, the Indenture Trustee, the Custodian, the Owner Trustee, (4) any Net Swap Payments owed to the trust, and minus (5) any Net Swap Payment or Swap Termination Payment not resulting from an event of default or certain termination events with respect to the Swap Provider (a "Swap Provider Trigger Event") owed to the Swap Provider.

Principal Remittance Amount: With respect to any Payment Date, the sum of (1) the principal portion of all scheduled monthly payments on the mortgage loans due on the related due date, to the extent received or advanced; (2) the principal portion of all proceeds of the repurchase of a mortgage loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the mortgage loan purchase agreement during the preceding calendar month; (3) the principal portion of all other unscheduled collections received during the preceding calendar month in respect of the related mortgage loans, including full and partial prepayments, the proceeds of any repurchase of such mortgage loans by the Mortgage Loan Seller, Servicers or the holder or the Equity Certificate, liquidation proceeds and insurance proceeds; net of any fees payable to, and amounts reimbursable to, the Master Servicer, the Servicers, the Securities Administrator, the Indenture Trustee, the Custodian, the Owner Trustee and net of any Net Swap Payment or Swap Termination Payment not due to a Swap Provider Trigger Event, owed to the Swap Provider, to the extent not paid on prior Payment Dates or from the Interest Remittance Amount on such Payment Date.

Accrued Note Interest: For any Payment Date and each class of Notes, interest accrued during the related accrual period at the then-applicable Note Interest Rate on the related Note Principal Balance thereof immediately prior to such Payment Date minus any Deferred Interest for such class.

Available Funds Rate: With respect to any Payment Date and the Offered Notes, a per annum rate equal to the product of (1) a fraction equal to (x) the Interest Remittance Amount for such Payment Date divided by (y) the aggregate Note Principal Balance of the Offered Notes immediately prior to such Payment Date and (2) a fraction equal to (x) 360 divided by (y) the actual number of days in the related interest accrual period.

With respect to any Payment Date and the Non-Offered Notes, a per annum rate equal to the product of (1) a fraction equal to (x) the Interest Remittance Amount for such Payment Date minus any Interest Remittance Amount payable to the Offered Notes (including any Interest Carry Forward Amounts, Basis Risk Shortfall Carry Forward Amounts, Prepayment Interest Shortfalls and Relief Act shortfalls payable to the Offered Notes) divided by (y) the aggregate Note Principal Balance of the Non-Offered Notes immediately prior to such Payment Date and (2) a fraction equal to (x) 360 divided by (y) the actual number of days in the related interest accrual period.

Interest Carryforward Amount: For each class of Offered Notes, and on any Payment Date, the sum of (i) the excess of

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

(A) the interest accrued during the related accrual period for such Class (excluding any Basis Risk Shortfall Carryforward Amount with respect to such class), plus any unpaid Interest Carryforward Amount from the prior Payment Date, over (B) the amount actually distributed to such class with respect to interest on such prior Payment Dates and (ii) interest on such excess at the Note Interest Rate for such class.

Basis Risk Carryforward Amount: For any Payment Date, the sum of (i) if the Note Interest Rate for a Class of Notes is calculated based on the Available Funds Rate, the excess, if any, of (a) the amount of Accrued Note Interest calculated using the lesser of (x) One-Month LIBOR plus the related margin and (y) 11.50% per annum over (b) the amount of Accrued Note Interest calculated using a Note Interest Rate equal to the related Available Funds Rate for such Payment Date and (ii) the Basis Risk Carryforward Amount for the previous Payment Date0 not previously paid plus interest thereon at the related Note Interest Rate.

Extra Principal Payment Amount: With respect to any Payment Date, the lesser of (x) the Monthly Excess Interest for such Payment Date and (y) the Overcollateralization Deficiency Amount for such Payment Date.

Net Monthly Excess Cashflow: With respect to any Payment Date, (a) the sum of (1) the Overcollateralization Release Amount, (2) Monthly Excess Interest and (3) any Principal Payment Amount remaining after application under "Priority of Payments—Principal Distributions" below *minus* (b) the Extra Principal Payment Amount.

Monthly Excess Interest: With respect to any Payment Date, the amount of the Interest Remittance Amount remaining after application under "Priority of Payments—Interest Distributions" below.

Principal Payment Amount: With respect to any Payment Date, (a) the sum of (1) the Principal Remittance Amount for such Payment Date and (2) the Extra Principal Payment Amount for such Payment Date *minus* (b) the Overcollateralization Release Amount.

Priority of Payments:

On each Payment Date, distributions on the Notes, to the extent of available funds, will be made according to the following priority:

Interest Distributions:

1) To the holders of the Class A-1 Notes and Class A-2 Notes, on a pro rata basis, and then sequentially to the holders of the Class M-1, Class M-2 and Class B-1 Notes, in that order, the Interest Distribution Amount and any Interest Carryforward Amounts for each such class;
2) To the holders of the Class A-1 Notes and Class A-2 Notes, on a pro rata basis, and then sequentially to the holders of the Class M-1, Class M-2 and Class B-1 Notes, in that order, any Basis Risk Shortfall Carryforward Amounts for each such class;
3) To the holders of the Class A-1 Notes and Class A-2 Notes, on a pro rata basis, and then sequentially to the holders of the Class M-1, Class M-2 and Class B-1 Notes, sequentially, in an amount equal to such notes' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon; and
4) To the holders of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Notes, in that order, the Interest Distribution Amount for each such class.

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

Principal Distributions:

Prior to the Stepdown Date or on which a Trigger Event is in effect:

1) To the holders of the Class A-1 and Class A-2 Notes, on a pro rata basis, from the Principal Payment Amount until the Note Principal Balance of each such class has been reduced to zero;
2) To the holders of the Class M-1, Class M-2, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Notes, sequentially, from remaining Principal Payment Amount, until the Note Principal Balance of such class has been reduced to zero; and
3) Any remainder as part of Net Monthly Excess Cashflow as described below.

On or after the Stepdown Date on which a Trigger Event is not in effect:

1) The Class A Principal Distribution Amount to the holders of the Class A-1 and Class A-2 Notes, pro rata, until the Note Principal Balance of each such class has been reduced to zero;
2) To the holders of the Class M-1 Notes, Class M-1 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
3) To the holders of the Class M-2 Notes, Class M-2 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
4) To the holders of the Class B-1 Notes, Class B-1 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
5) To the holders of the Class B-2 Notes, Class B-2 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
6) To the holders of the Class B-3 Notes, Class B-3 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
7) To the holders of the Class B-4 Notes, Class B-4 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
8) To the holders of the Class B-5 Notes, Class B-5 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero; and
9) To the holders of the Class B-6 Notes, Class B-6 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero; and
10) Any remainder as part of Net Monthly Excess Cashflow as described below.

Swap Payments: Funds payable under the swap agreement will be deposited into a reserve account (the "Swap Account").

Net Swap Payments and Swap Termination Payments (not due to a Swap Provider Trigger Event) that are payable to the Swap Provider will be paid to the Swap

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

Account from any available funds prior to distributions on the Notes and will be distributed to the Swap Provider on each Payment Date in the following order of priority:

1) to the Swap Provider, any Net Swap Payment owed for such Payment Date; and
2) to the Swap Provider, any Swap Termination Payment not due to a Swap Provider Trigger Event.

All payments payable by the Swap Provider under each Swap Agreement will be deposited into the Swap Account and will be included as part of available funds and paid in accordance with the priorities set forth herein.

Net Monthly Excess Cashflow Distributions: With respect to any Payment Date after the Payment Date in November 2005, Net Monthly Excess Cashflow for such Payment Date shall be distributed as follows:

(i) to the holders of the class or classes of Notes then entitled to receive distributions in respect of principal, in an amount equal to the Extra Principal Payment Amount, distributable as part of the Principal Payment Amount;

(ii) to the holders of the Class A-1 Notes and Class A-2 Notes, pro rata, and then sequentially to the holders of the Class M-1, Class M-2 and Class B-1 Notes, in that order, in an amount equal to any previously allocated Realized Losses;

(iii) to the holders of the Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Notes, in that order, (1) in an amount equal to any Interest Carryforward Amounts for such Notes and (2) in an amount equal to any previously allocated Realized Losses;

(iv) to the holders of the Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Notes, sequentially, any Basis Risk Shortfall Carryforward Amounts for such classes;

(v) to the holders of the Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Notes, in an amount equal to such notes' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon;

(vi) to the Swap Provider, any Swap Termination Payment to the extent not previously paid to the Swap Provider; and

(vii) to the holder of the Equity Certificate as provided in the Indenture and the Trust Agreement.

Overcollateralization Deficiency Amount: For any Payment Date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralization Amount on such Payment Date.

Overcollateralization Target Amount: Equal to 0.55% of the Cut-Off Date unpaid principal balance. As of October 1, 2005, the Overcollateralization Target Amount is expected to be approximately [$2,862,219].

Overcollateralization Amount: For any Payment Date, the amount, if any, by which (i) the aggregate Stated Principal Balance of the mortgage loans (including any reduction for Realized Losses) exceeds (ii) the aggregate Note Principal Balance of the Notes, after taking into account the

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

distributions of principal to be made on such Payment Date.

Current Specified Overcollateralization Percentage: For any Distribution Date, a fraction expressed as a percentage the numerator of which is the related Overcollateralization Target Amount and the denominator of which is the aggregate Note Principal Balance of the mortgage loans as of the last day of the related collection period.

Realized Losses: With respect to a mortgage loan is (1) a Bankruptcy Loss or (2) as to any Liquidated Mortgage Loan, the unpaid principal balance thereof plus accrued and unpaid interest thereon at the mortgage rate through the last day of the month of liquidation less the net liquidation proceeds with respect to such mortgage loan and the related mortgaged property.

Stepdown Date: The later to occur of (x) the Payment Date occurring in November 2008 and (y) the first Payment Date on which the Credit Enhancement Percentage for the Class A Notes (calculated for this purpose only after taking into account distributions of principal on the related mortgage loans, but prior to any distribution of the Principal Payment Amounts to the holders of the Notes then entitled to distributions of principal on such Payment Date) is greater than or equal to approximately 14.70%.

Trigger Event: A "Trigger Event," with respect to each Payment Date on or after the Stepdown Date, exists (i) if the three-month rolling average of the percent equal to the aggregate Stated Principal Balance of the related mortgage loans that are 60 days or more delinquent or are in bankruptcy or foreclosure or are REO properties over the aggregate Stated Principal Balance of the related mortgage loans as of the last day of the related collection period, equals or exceeds 36% of the aggregate Note Principal Balance of the Class M Notes and Class B Notes plus the Overcollateralization Amount or (ii) if the Cumulative Loss Test has been violated.

Cumulative Loss Test: The Cumulative Loss Test is violated on any Payment Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related collection period divided by the aggregate principal balance of the mortgage loans as of the Cut-Off Date exceeds the applicable percentages set forth below with respect to such Payment Date.

Months:	Percentage
25-36:	0.35%
37-48:	0.75%
49-60:	1.10%
61-72:	1.30%
73+:	1.40%

Class A Principal Distribution Amount: For any Payment Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Note Principal Balance of such Class A Notes immediately prior to such Payment Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related collection period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related collection period (after reduction for Realized

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately ~~[13.50]%~~13.70~~30~~% and (B) the Current Specified Overcollateralization Percentage.

Class M-1 Principal Distribution Amount:

For any Payment Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Note Principal Balance of the Class M-1 Notes immediately prior to such Payment Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related collection period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Note Principal Balance of the Class A Notes (after taking into account the payment of the Class A Principal Distribution Amounts for such Payment Date) and (2) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related collection period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 10.00~~5.90[8.00]~~% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Class M-2 Principal Distribution Amount:

For any Payment Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Note Principal Balance of the Class M-2 Notes immediately prior to such Payment Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related collection period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Note Principal Balance of the Class A Notes (after taking into account the payment of the Class A Principal Distribution Amounts for such Payment Date), (2) the aggregate Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amounts for such Payment Date) and (3) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related collection period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 8.20~~2.40[4.00]~~% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Class B-1 Principal Distribution Amount:

For any Payment Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Note Principal Balance of the Class B-1 Notes immediately prior to such Payment Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related collection period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Note Principal Balance of the Class A Notes (after taking into account the payment of the Class A Principal Distribution Amounts for such Payment Date), (2) the aggregate Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amounts for such Payment Date), (3) the aggregate Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amounts for such Payment Date) and (4) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related collection period (after reduction for Realized Losses incurred during the

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

related Prepayment Period) multiplied by the sum of (A) approximately 6.80~~2.40[4.00]~~% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Class B-2 Principal Distribution Amount: For any Payment Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Note Principal Balance of the Class B-2 Notes immediately prior to such Payment Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related collection period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Note Principal Balance of the Class A Notes (after taking into account the payment of the Class A Principal Distribution Amounts for such Payment Date), (2) the aggregate Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amounts for such Payment Date), (3) the aggregate Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amounts for such Payment Date), (4) the aggregate Note Principal Balance of the Class B-1 Notes (after taking into account the payment of the Class B-1 Principal Distribution Amounts for such Payment Date), and (5) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related collection period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 4.20~~2.40[4.00]~~% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Class B-3 Principal Distribution Amount: For any Payment Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Note Principal Balance of the Class B-3 Notes immediately prior to such Payment Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related collection period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Note Principal Balance of the Class A Notes (after taking into account the payment of the Class A Principal Distribution Amounts for such Payment Date), (2) the aggregate Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amounts for such Payment Date), (3) the aggregate Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amounts for such Payment Date), (4) the aggregate Note Principal Balance of the Class B-1 Notes (after taking into account the payment of the Class B-1 Principal Distribution Amounts for such Payment Date), (5) the aggregate Note Principal Balance of the Class B-2 Notes (after taking into account the payment of the Class B-2 Principal Distribution Amounts for such Payment Date) and (6) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related collection period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 2.50~~2.40[4.00]~~% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Class B-4 Principal Distribution Amount: For any Payment Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Note Principal Balance of the Class B-4 Notes immediately prior to such Payment Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

related collection period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Note Principal Balance of the Class A Notes (after taking into account the payment of the Class A Principal Distribution Amounts for such Payment Date), (2) the aggregate Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amounts for such Payment Date), (3) the aggregate Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amounts for such Payment Date), (4) the aggregate Note Principal Balance of the Class B-1 Notes (after taking into account the payment of the Class B-1 Principal Distribution Amounts for such Payment Date), (5) the aggregate Note Principal Balance of the Class B-2 Notes (after taking into account the payment of the Class B-2 Principal Distribution Amounts for such Payment Date), (6) the aggregate Note Principal Balance of the Class B-3 Notes (after taking into account the payment of the Class B-3 Principal Distribution Amounts for such Payment Date), and (7) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related collection period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 1.50~~2.40[4.00]~~% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Class B-5 Principal Distribution Amount: For any Payment Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Note Principal Balance of the Class B-5 Notes immediately prior to such Payment Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related collection period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Note Principal Balance of the Class A Notes (after taking into account the payment of the Class A Principal Distribution Amounts for such Payment Date), (2) the aggregate Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amounts for such Payment Date), (3) the aggregate Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amounts for such Payment Date), (4) the aggregate Note Principal Balance of the Class B-1 Notes (after taking into account the payment of the Class B-1 Principal Distribution Amounts for such Payment Date), (5) the aggregate Note Principal Balance of the Class B-2 Notes (after taking into account the payment of the Class B-2 Principal Distribution Amounts for such Payment Date), (6) the aggregate Note Principal Balance of the Class B-3 Notes (after taking into account the payment of the Class B-3 Principal Distribution Amounts for such Payment Date), (7) the aggregate Note Principal Balance of the Class B-4 Notes (after taking into account the payment of the Class B-4 Principal Distribution Amounts for such Payment Date), and (8) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related collection period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 0.55~~2.40[4.00]~~% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Class B-6 Principal Distribution For any Payment Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Note Principal Balance of the

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

Amount:

Class B-6 Notes immediately prior to such Payment Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related collection period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Note Principal Balance of the Class A Notes (after taking into account the payment of the Class A Principal Distribution Amounts for such Payment Date), (2) the aggregate Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amounts for such Payment Date), (3) the aggregate Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amounts for such Payment Date), (4) the aggregate Note Principal Balance of the Class B-1 Notes (after taking into account the payment of the Class B-1 Principal Distribution Amounts for such Payment Date), (5) the aggregate Note Principal Balance of the Class B-2 Notes (after taking into account the payment of the Class B-2 Principal Distribution Amounts for such Payment Date), (6) the aggregate Note Principal Balance of the Class B-3 Notes (after taking into account the payment of the Class B-3 Principal Distribution Amounts for such Payment Date), (7) the aggregate Note Principal Balance of the Class B-4 Notes (after taking into account the payment of the Class B-4 Principal Distribution Amounts for such Payment Date), (8) the aggregate Note Principal Balance of the Class B-5 Notes (after taking into account the payment of the Class B-5 Principal Distribution Amounts for such Payment Date), and (9) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related collection period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 0.00~~2.40[4.00]~~% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Swap Agreements:

On the Closing Date, the Issuer will enter into two separate Swap Agreements with initial notional amounts equal to the scheduled principal balances of the 3-year Hybrids ($33,279,611) and the 5-year Hybrids ($487,288,608), respectively. Under the Swap Agreements, on each Payment Date, the Issuer shall be obligated to pay to the Swap Provider an amount equal to [4.915%] (per annum) with respect to the 3-year Hybrids and [5.135%] (per annum) with respect to the 5-year Hybrids, in each case on a notional amount equal to the lesser of the related actual collateral balance and the related swap agreement scheduled notional amount set forth in Exhibit I (such lesser amount the "Swap Notional Amount"), and the Issuer will be entitled to receive from the Swap Provider an amount equal to One-Month LIBOR (as determined pursuant to the Swap Agreements) per annum on a notional amount equal to the Swap Notional Amount, accrued during each swap accrual period in each case until the related swap is retired. Under each Swap Agreement, only the net amount of the two obligations above (the "Net Swap Payment") will be paid by the appropriate party.

Upon early termination of each Swap Agreement, the Issuer or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party, regardless of which party caused the termination. The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreements. **In the event that the Issuer is required to make a Swap Termination Payment (other than a Swap Termination Payment due to a Swap Provider Trigger Event), such amount will be paid on the related Payment Date, and on any subsequent Payment Dates until paid in full, prior to distributions to noteholders.** Shown in Exhibit I are the swap agreement scheduled notional amounts,

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

which generally have been derived using a prepayment speed of 24% CPR.

Swap Provider:

An entity rated at least [A/A1] by S&P and Moody's (which may include an affiliate of the Depositor and/or Underwriter). To the extent the Swap Counterparty is downgraded below A/A1, the Swap Counterparty will be required to post collateral to such rating agency requirements as provided in the prosup.

Special Foreclosure Rights:

The Servicer will not commence foreclosure proceedings with respect to a mortgage loan unless (i) no later than five business days prior to such commencement, it notifies the Master Servicer of its intention to do so, and (ii) the majority holder of the owner trust certificates, either directly or through the Master Servicer, does not, within such period, affirmatively object to such action. If the majority holder of the owner trust certificates timely and affirmatively objects to such action, then it will instruct the Master Servicer to hire three appraisal firms, identified in the Wells Fargo Servicing Agreement to compute the fair value of the mortgaged property relating to the related mortgage loan utilizing the Fannie Mae Form 2055 Exterior-Only Inspection Residential Appraisal Report (each such appraisal firm computation, a "Fair Value Price"), in each case no later than 25 days from the date of such holder's objection. The holder of the owner trust certificates will, no later than 5 days after the expiration of such 25-day period, purchase (and deliver to the Servicer the purchase price for) such mortgage loan and the related mortgaged property at an amount equal to the highest of the three Fair Value Prices determined by such appraisal firms.

In the event that the Servicer determines not to proceed with foreclosure proceedings with respect to a mortgage loan that is 60 days' or more delinquent, prior to taking any action with respect to such mortgage loan the Servicer must promptly provide the Master Servicer with notice of such determination and a description of such other action as it intends to take with respect to such mortgage loan. The Servicer is not permitted to proceed with any such action unless the majority holder of the owner trust certificates, either directly or through the Master Servicer, does not, within five business days following such notice, affirmatively object to the Servicer taking such action. If the majority holder of the owner trust certificates timely and affirmatively objects to the Servicer's contemplated action, then it will instruct the Master Servicer to hire three appraisal firms, identified in the Wells Fargo Servicing Agreement, to compute the fair value of the mortgaged property relating to the related mortgage loan utilizing the Fannie Mae Form 2055 Exterior-Only Inspection Residential Appraisal Report, in each case no later than 25 days from the date of such holder's objection. The majority holder of the owner trust certificates will, no later than 5 days after the expiration of such 25-day period, purchase (and deliver to the related Servicer the purchase price for) such mortgage loan and the related mortgaged property at an amount equal to the highest of the three Fair Value Prices determined by such appraisal firms.

Notwithstanding anything herein to the contrary, the majority holder of the owner trust certificates shall not be entitled to any of its rights described herein with respect to a mortgage loan following its failure to purchase a mortgage loan and the related mortgaged property (at the highest of the three Fair Value Prices respectively determined by such appraisal firms as set forth above) on or before the 25th day following its objection to the Servicer action.

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

Exhibit I-Swap Agreement Scheduled Notional Amounts

Assumptions:
- run at 24%CPR

period	3-year Hybrids	5-year Hybrids	period	3-year Hybrids	5-year Hybrids
1	33,279,611.35	487,288,607.58	38	0.00	207,624,684.10
2	32,526,462.55	476,189,730.03	39	0.00	202,888,220.41
3	31,790,355.32	465,343,232.18	40	0.00	198,259,590.34
4	31,070,904.12	454,743,382.44	41	0.00	193,736,342.68
5	30,367,732.12	444,384,579.22	42	0.00	189,316,081.88
6	29,680,471.02	434,261,348.04	43	0.00	184,996,466.76
7	29,008,760.84	424,368,338.64	44	0.00	180,775,209.30
8	28,352,249.76	414,700,322.13	45	0.00	176,650,073.45
9	27,710,593.91	405,252,188.26	46	0.00	172,618,873.92
10	27,083,457.21	396,018,942.77	47	0.00	168,679,475.04
11	26,470,511.15	386,995,704.66	48	0.00	164,829,789.64
12	25,871,434.70	378,177,703.74	49	0.00	161,067,777.93
13	25,285,914.05	369,560,278.04	50	0.00	157,391,446.46
14	24,713,642.51	361,138,871.36	51	0.00	153,798,847.05
15	24,154,320.32	352,909,030.91	52	0.00	150,288,075.73
16	23,607,654.52	344,866,404.95	53	0.00	146,857,271.81
17	23,073,358.74	337,006,740.48	54	0.00	143,504,616.82
18	22,551,153.13	329,325,881.01	55	0.00	140,228,333.63
19	22,040,764.14	321,819,764.40	56	0.00	137,026,685.43
20	21,541,924.43	314,484,420.66	57	0.00	133,897,974.87
21	21,054,372.68	307,315,969.94	58	0.00	130,840,543.18
22	20,577,853.51	300,310,620.42	59	0.00	0.00
23	20,112,117.31	293,464,666.32	60	0.00	0.00
24	19,656,920.11	286,774,486.01	61	0.00	0.00
25	19,212,023.46	280,236,540.02	62	0.00	0.00
26	18,777,194.30	273,847,369.23	63	0.00	0.00
27	18,352,204.87	267,603,593.03	64	0.00	0.00
28	17,936,832.52	261,501,907.54	70	0.00	0.00
29	17,530,859.66	255,539,083.89	71	0.00	0.00
30	17,134,073.64	249,711,966.47	72	0.00	0.00
31	16,746,266.58	244,017,471.32	73	0.00	0.00
32	16,367,235.34	238,452,584.48	74	0.00	0.00
33	15,996,781.35	233,014,360.41	75	0.00	0.00
34	15,634,710.55	227,699,920.42	76	0.00	0.00
35	0.00	222,506,451.19	77	0.00	0.00
36	0.00	217,431,203.26	78	0.00	0.00
37	0.00	212,471,489.58	79	0.00	0.00

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

Exhibit II – Available Funds Cap Schedule

Assumptions:
- One-Month and Six-Month LIBOR at 12%
- 30% CPR to the 10% Optional Termination

Payment Date	Class A-1 Effective Coupon	Class A-2 Effective Coupon	Class M-1 Effective Coupon	Class M-2 Effective Coupon	Class B-1 Effective Coupon	Class B-2 Effective Coupon
25-Nov-05	4.32	4.40	4.55	4.57	4.61	4.80
25-Dec-05	11.50	11.50	11.50	11.50	11.50	11.50
25-Jan-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Feb-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Mar-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Apr-06	11.50	11.50	11.50	11.50	11.50	11.50
25-May-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Jun-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Sep-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Oct-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Nov-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Dec-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Jan-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Feb-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Mar-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Apr-07	11.50	11.50	11.50	11.50	11.50	11.50
25-May-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Jun-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Sep-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Oct-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Nov-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Dec-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Jan-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Feb-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Mar-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Apr-08	11.50	11.50	11.50	11.50	11.50	11.50
25-May-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Jun-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Sep-08	11.50	11.50	11.50	11.50	11.50	11.50

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

25-Oct-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Nov-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Dec-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Jan-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Feb-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Mar-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Apr-09	11.50	11.50	11.50	11.50	11.50	11.50
25-May-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Jun-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Sep-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Oct-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Nov-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Dec-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Jan-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Feb-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Mar-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Apr-10	11.50	11.50	11.50	11.50	11.50	11.50
25-May-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Jun-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-10	11.50	11.50	11.50	11.50	11.50	11.50
25-Sep-10	9.68	9.36	9.36	9.36	9.36	9.68
25-Oct-10	10.61	10.25	10.25	10.25	10.25	10.61
25-Nov-10	10.34	9.98	9.98	9.98	9.98	10.34
25-Dec-10	10.70	10.32	10.32	10.32	10.32	10.70
25-Jan-11	10.37	9.98	9.98	9.98	9.98	10.37
25-Feb-11	10.38	9.98	9.98	9.98	9.98	10.38
25-Mar-11	11.50	11.06	11.06	11.06	11.06	11.50
25-Apr-11	10.42	9.99	9.99	9.99	9.99	10.42
25-May-11	10.78	10.33	10.33	10.33	10.33	10.78
25-Jun-11	10.45	10.00	10.00	10.00	10.00	10.45
25-Jul-11	10.81	10.33	10.33	10.33	10.33	10.81
25-Aug-11	10.89	10.39	10.39	10.39	10.39	10.89
25-Sep-11	10.91	10.40	10.40	10.40	10.40	10.91
25-Oct-11	11.29	10.74	10.74	10.74	10.74	11.29
25-Nov-11	10.95	10.40	10.40	10.40	10.40	10.95
25-Dec-11	11.33	10.75	10.75	10.75	10.75	11.33
25-Jan-12	10.98	10.40	10.40	10.40	10.40	10.98
25-Feb-12	11.00	10.40	10.40	10.40	10.40	11.00
25-Mar-12	11.50	11.50	11.50	11.50	11.50	11.50

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

Exhibit III- Price/Yield Tables

Assumptions:	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Class A-1 to Maturity							
Price: 100.00%							
Yield (%)	4.43	4.43	4.43	4.43	4.43	4.43	4.42
WAL (yrs)	7.66	5.38	3.17	2.56	2.11	1.49	1.05
Start Date	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005
End Date	3/25/2034	12/25/2030	9/25/2022	10/25/2019	7/25/2017	5/25/2014	4/25/2012
Class A-2 to Maturity							
Price: 100.00%							
Yield (%)	4.51	4.52	4.52	4.52	4.52	4.52	4.51
WAL (yrs)	7.66	5.38	3.17	2.56	2.11	1.49	1.05
Start Date	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005
End Date	3/25/2034	12/25/2030	9/25/2022	10/25/2019	7/25/2017	5/25/2014	4/25/2012
Class M-1 to Maturity							
Price: 100.00%							
Yield (%)	4.67	4.67	4.68	4.68	4.68	4.67	4.74
WAL (yrs)	13.46	9.67	5.83	4.93	4.38	3.93	4.28
Start Date	3/25/2012	1/25/2010	11/25/2008	12/25/2008	1/25/2009	4/25/2009	9/25/2009
End Date	4/25/2034	1/25/2031	10/25/2022	11/25/2019	8/25/2017	6/25/2014	4/25/2012
Class M-2 to Maturity							
Price: 100.00%							
Yield (%)	4.69	4.69	4.7	4.7	4.7	4.69	4.74
WAL (yrs)	13.46	9.67	5.82	4.91	4.34	3.82	3.89
Start Date	3/25/2012	1/25/2010	11/25/2008	12/25/2008	1/25/2009	2/25/2009	6/25/2009
End Date	4/25/2034	2/25/2031	11/25/2022	12/25/2019	9/25/2017	6/25/2014	4/25/2012
Class B-1 to Maturity							
Price: 100.00%							
Yield (%)	4.73	4.74	4.74	4.74	4.74	4.74	4.78
WAL (yrs)	13.46	9.67	5.82	4.91	4.32	3.76	3.73
Start Date	3/25/2012	1/25/2010	11/25/2008	12/25/2008	12/25/2008	2/25/2009	4/25/2009
End Date	5/25/2034	3/25/2031	12/25/2022	12/25/2019	9/25/2017	6/25/2014	5/25/2012
Class B-2 to Maturity							
Price: 100.00%							
Yield (%)	4.93	4.94	4.95	4.95	4.95	4.95	4.98
WAL (yrs)	13.46	9.67	5.82	4.89	4.3	3.7	3.56
Start Date	3/25/2012	1/25/2010	11/25/2008	11/25/2008	12/25/2008	12/25/2008	2/25/2009
End Date	5/25/2034	4/25/2031	1/25/2023	1/25/2020	10/25/2017	7/25/2014	5/25/2012

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted.. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

Assumptions:	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Class A-1 to 10% Optional Termination							
Price: 100.00%							
Yield (%)	4.42	4.42	4.42	4.42	4.42	4.41	4.41
WAL (yrs)	7.31	5.04	2.93	2.37	1.95	1.37	1.01
Start Date	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005
End Date	2/25/2024	1/25/2019	9/25/2013	3/25/2012	2/25/2011	9/25/2009	9/25/2008
Class A-2 to 10% Optional Termination							
Price: 100.00%							
Yield	4.5	4.5	4.5	4.5	4.5	4.5	4.49
WAL (yrs)	7.31	5.04	2.93	2.37	1.95	1.37	1.01
Start Date	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005	11/25/2005
End Date	2/25/2024	1/25/2019	9/25/2013	3/25/2012	2/25/2011	9/25/2009	9/25/2008
Class M-1 to 10% Optional Termination							
Price: 100.00%							
Yield	4.66	4.66	4.66	4.66	4.66	4.66	4.66
WAL (yrs)	12.59	8.8	5.22	4.42	3.95	3.63	2.9
Start Date	3/25/2012	1/25/2010	11/25/2008	12/25/2008	1/25/2009	4/25/2009	9/25/2008
End Date	2/25/2024	1/25/2019	9/25/2013	3/25/2012	2/25/2011	9/25/2009	9/25/2008
Class M-2 to 10% Optional Termination							
Price: 100.00%							
Yield	4.68	4.68	4.68	4.68	4.68	4.68	4.68
WAL (yrs)	12.59	8.8	5.21	4.39	3.91	3.51	2.9
Start Date	3/25/2012	1/25/2010	11/25/2008	12/25/2008	1/25/2009	2/25/2009	9/25/2008
End Date	2/25/2024	1/25/2019	9/25/2013	3/25/2012	2/25/2011	9/25/2009	9/25/2008
Class B-1 to 10% Optional Termination							
Price: 100.00%							
Yield	4.72	4.72	4.72	4.72	4.72	4.72	4.72
WAL (yrs)	12.59	8.8	5.21	4.39	3.89	3.45	2.9
Start Date	3/25/2012	1/25/2010	11/25/2008	12/25/2008	12/25/2008	2/25/2009	9/25/2008
End Date	2/25/2024	1/25/2019	9/25/2013	3/25/2012	2/25/2011	9/25/2009	9/25/2008
Class B-2 to 10% Optional Termination							
Price: 100.00%							
Yield	4.92	4.92	4.92	4.92	4.92	4.92	4.92
WAL (yrs)	12.59	8.8	5.21	4.37	3.87	3.39	2.9
Start Date	3/25/2012	1/25/2010	11/25/2008	11/25/2008	12/25/2008	12/25/2008	9/25/2008
End Date	2/25/2024	1/25/2019	9/25/2013	3/25/2012	2/25/2011	9/25/2009	9/25/2008

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted.. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

Exhibit IV – Collateral Summary

Luminent ARM Trust, Series 2005-1
Preliminary Collateral Information As of October 24, 2005

TOTAL CURRENT BALANCE:	$520,568,218.93		
TOTAL ORIGINAL BALANCE:	$522,199,600.72		
NUMBER OF LOANS:	1,166		
	TOTAL	**MIN**	**MAX**
AVG CURRENT BALANCE:	$446,456	$30,011	$2,000,000
AVG ORIGINAL AMOUNT:	$447,856	$30,040	$2,000,000
WAVG GROSS COUPON:	6.091%	4.000%	7.125%
WAVG GROSS MARGIN:	2.255%	1.875%	3.500%
WAVG MAX INT RATE:	11.296%	9.000%	13.125%
WAVG PERIODIC RATE CAP:	1.534%	1.000%	2.000%
WAVG ORIGINAL LTV:	75.84%	31.88%	100.00%
WAVG ORIGINAL CLTV:	85.53%	31.88%	100.00%
WAVG FICO SCORE:	711	614	818
WAVG ORIGINAL TERM:	360	360	360
WAVG REMAINING TERM:	358	345	360
WAVG SEASONING:	2	0	15
WAVG RATE ADJ FREQ:	8	6	12
INTEREST ONLY:	83.78 %		
TOP 3 STATES:	California	37.25%	
	Virginia	11.26%	
	Florida	8.61%	
MAXIMUM 3 ZIP CODES:	22079	1.13%	
	85253	1.03%	
	92677	0.84%	
FIRST PAY DATE:		8/1/2004	11/1/2005
NEXT RATE CHANGE DATE:		5/1/2008	10/1/2010
MATURITY DATE:		7/1/2034	10/1/2035

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted.. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

CURRENT BALANCE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
0 - 50,000.99	3	$105,306	0.02 %	6.365%	756	$35,102	85.61%	34.10%
50,001.00 - 100,000.99	39	3,251,957	0.62	6.035	736	83,384	79.17	22.53
100,001.00 - 150,000.99	78	9,732,732	1.87	6.087	723	124,779	81.57	21.32
150,001.00 - 200,000.99	76	13,129,066	2.52	5.982	716	172,751	79.62	19.89
200,001.00 - 250,000.00	67	14,941,953	2.87	6.044	719	223,014	83.49	9.09
250,000.01 - 300,000.00	62	17,253,904	3.31	6.000	725	278,289	78.44	6.43
300,000.01 - 350,000.00	47	15,244,316	2.93	5.940	706	324,347	79.15	8.45
350,000.01 - 400,000.00	144	54,963,837	10.56	6.064	699	381,693	77.46	24.44
400,000.01 - 450,000.00	168	71,444,277	13.72	6.059	704	425,264	78.03	14.77
450,000.01 - 500,000.00	128	61,049,094	11.73	6.056	711	476,946	76.15	12.54
500,000.01 - 550,000.00	88	45,951,696	8.83	6.047	710	522,178	77.38	24.06
550,000.01 - 600,000.00	69	39,623,231	7.61	6.088	713	574,250	77.35	14.24
600,000.01 - 650,000.00	64	40,598,134	7.80	6.145	726	634,346	73.91	10.73
650,000.01 - 700,000.00	14	9,489,914	1.82	6.036	712	677,851	77.06	21.33
700,000.01 - 750,000.00	14	10,174,836	1.95	6.297	704	726,774	76.10	6.98
750,000.01 - 800,000.00	16	12,423,117	2.39	6.172	706	776,445	76.49	31.32
800,000.01 - 850,000.00	8	6,519,391	1.25	6.192	711	814,924	72.14	24.72
850,000.01 - 900,000.00	11	9,754,500	1.87	6.339	695	886,773	74.59	NA
900,000.01 - 950,000.00	7	6,445,500	1.24	6.410	697	920,786	70.72	NA
950,000.01 - 1,000,000.00	26	25,738,143	4.94	6.140	723	989,929	73.50	19.43
1,000,000.01 - 1,500,000.00	26	33,203,073	6.38	6.138	715	1,277,041	66.80	10.91
1,500,000.01 - 2,000,000.00	11	19,530,243	3.75	6.174	709	1,775,477	63.84	NA
TOTAL	1,166	$ 520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

GROSS COUPON	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
4.000 - 4.124	1	$538,600	0.10%	4.000%	754	$538,600	79.99%	100%
4.500 - 4.624	3	1,758,887	0.34	4.500	711	586,296	67.13	76.12
4.625 - 4.749	1	558,228	0.11	4.625	707	558,228	79.99	NA
4.750 - 4.874	1	374,055	0.07	4.750	663	374,055	56.82	NA
4.875 - 4.999	1	494,359	0.09	4.875	805	494,359	77.59	100
5.000 - 5.124	10	4,682,750	0.90	5.017	733	468,275	75.97	47.58
5.125 - 5.249	4	2,045,311	0.39	5.147	702	511,328	74.99	49.94
5.250 - 5.374	24	10,684,207	2.05	5.256	715	445,175	77.24	26.73
5.375 - 5.499	23	9,152,324	1.76	5.380	697	397,927	80.28	66.79
5.500 - 5.624	54	21,096,855	4.05	5.504	713	390,683	75.96	35.75
5.625 - 5.749	62	27,890,893	5.36	5.627	719	449,853	73.44	26.11
5.750 - 5.874	136	60,816,556	11.68	5.753	715	447,181	75.67	18.30
5.875 - 5.999	150	60,366,335	11.60	5.876	714	402,442	76.75	14.00
6.000 - 6.124	124	49,702,627	9.55	6.004	718	400,828	76.13	13.88
6.125 - 6.249	101	43,923,296	8.44	6.130	714	434,884	74.65	6.59
6.250 - 6.374	129	56,924,912	10.94	6.251	711	441,278	75.02	4.70
6.375 - 6.499	111	49,952,022	9.60	6.377	710	450,018	76.07	17.05
6.500 - 6.624	115	54,668,029	10.50	6.501	707	475,374	77.35	9.81
6.625 - 6.749	44	23,119,164	4.44	6.627	709	525,436	78.09	5.19
6.750 - 6.874	30	15,647,116	3.01	6.750	699	521,571	77.84	6.18
6.875 - 6.999	30	20,770,517	3.99	6.875	687	692,351	70.42	2.12
7.000 - 7.124	11	5,273,256	1.01	7.000	697	479,387	76.60	15.78
7.125 - 7.249	1	127,920	0.02	7.125	730	127,920	80.00	NA
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted.. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

GROSS MARGIN	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
1.750 - 1.999	1	$396,700	0.08%	5.625	667	$396,700	89.99%	100%
2.250 - 2.499	1,155	515,091,826	98.95	6.093	711	445,967	75.80	14.84
2.500 - 2.749	1	1,000,000	0.19	5.750	713	1,000,000	78.13	100.00
2.750 - 2.999	6	2,832,387	0.54	5.954	715	472,065	80.99	32.69
3.000 - 3.249	1	402,500	0.08	5.250	731	402,500	70.00	NA
3.250 +	2	844,805	0.16	6.623	736	422,403	80.00	NA
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

MAX INTEREST RATE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
9.000 - 9.499	1	$538,600	0.10%	4.000%	754	$538,600	79.99%	100.00%
9.500 - 9.999	4	2,253,247	0.43	4.582	732	563,312	69.43	81.36
10.000 - 10.499	43	20,891,813	4.01	5.254	713	485,856	77.37	50.83
10.500 - 10.999	310	131,661,023	25.29	5.749	716	424,713	75.46	19.86
11.000 - 11.499	408	166,320,886	31.95	6.165	714	407,649	76.23	9.72
11.500 - 11.999	281	133,740,049	25.69	6.351	707	475,943	76.72	11.42
12.000 - 12.499	84	44,287,506	8.51	6.262	707	527,232	73.37	15.50
12.500 - 12.999	32	19,906,676	3.82	6.665	690	622,084	73.85	4.70
13.000 - 13.499	3	968,420	0.19	7.017	713	322,807	73.05	40.48
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

PERIODIC RATE CAP	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
1	427	$242,655,682	46.61%	6.218%	712	$568,280	74.59%	15.14%
2	739	277,912,537	53.39	5.981	711	376,066	76.93	15.12
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

ORIGINAL TERM	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
360	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted.. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

REMAINING TERM	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
345	1	$538,600	0.10%	4.000%	754	$538,600	79.99%	100.00%
351	3	2,192,000	0.42	5.564	716	730,667	69.24	22.63
353	1	538,000	0.10	6.250	669	538,000	79.70	NA
354	5	3,157,348	0.61	6.012	722	631,470	74.39	53.43
355	9	3,890,702	0.75	5.761	711	432,300	81.40	24.02
356	43	24,087,842	4.63	5.824	708	560,182	73.50	26.81
357	370	146,785,886	28.20	5.985	715	396,719	76.94	10.98
358	494	193,421,112	37.16	6.003	712	391,541	76.68	17.26
359	161	98,344,289	18.89	6.400	706	610,834	74.35	15.98
360	79	47,612,441	9.15	6.352	707	602,689	73.23	7.26
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

MONTHS TO NEXT RATE ADJ	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
31	1	$408,972	0.08%	5.250%	713	$408,972	100.00%	NA%
33	43	13,829,291	2.66	5.848	705	321,611	79.70	4.42
34	66	19,041,349	3.66	5.831	698	288,505	77.89	5.35
45	1	538,600	0.10	4.000	754	538,600	79.99	100.00
51	3	2,192,000	0.42	5.564	716	730,667	69.24	22.63
53	1	538,000	0.10	6.250	669	538,000	79.70	NA
54	5	3,157,348	0.61	6.012	722	631,470	74.39	53.43
55	8	3,481,730	0.67	5.821	711	435,216	79.21	26.84
56	43	24,087,842	4.63	5.824	708	560,182	73.50	26.81
57	327	132,956,595	25.54	5.999	716	406,595	76.65	11.66
58	428	174,379,763	33.50	6.021	714	407,429	76.54	18.56
59	161	98,344,289	18.89	6.400	706	610,834	74.35	15.98
60	79	47,612,441	9.15	6.352	707	602,689	73.23	7.26
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

RATE ADJ FREQ	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
6	546	$318,160,143	61.12%	6.202%	712	$582,711	74.21%	16.87%
12	620	202,408,076	38.88	5.917	711	326,465	78.42	12.40
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted.. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

NEXT RATE CHANGE DATE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
5/1/2008	1	$408,972	0.08%	5.25%	713	$408,972	100.00%	NA
7/1/2008	43	13,829,291	2.66	5.848	705	321,611	79.70	4.42
8/1/2008	66	19,041,349	3.66	5.831	698	288,505	77.89	5.35
7/1/2009	1	538,600	0.10	4.000	754	538,600	79.99	100.00
1/1/2010	3	2,192,000	0.42	5.564	716	730,667	69.24	22.63
3/1/2010	1	538,000	0.10	6.250	669	538,000	79.70	NA
4/1/2010	5	3,157,348	0.61	6.012	722	631,470	74.39	53.43
5/1/2010	8	3,481,730	0.67	5.821	711	435,216	79.21	26.84
6/1/2010	43	24,087,842	4.63	5.824	708	560,182	73.50	26.81
7/1/2010	327	132,956,595	25.54	5.999	716	406,595	76.65	11.66
8/1/2010	428	174,379,763	33.50	6.021	714	407,429	76.54	18.56
9/1/2010	161	98,344,289	18.89	6.400	706	610,834	74.35	15.98
10/1/2010	79	47,612,441	9.15	6.352	707	602,689	73.23	7.26
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

LIEN POSITION	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
FIRST LIEN	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted.. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

ORIGINAL LTV	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
30.00 - 34.99	3	$1,306,385	0.25%	6.048%	712	$435,462	34.05%	NA
35.00 - 39.99	5	3,195,055	0.61	6.044	696	639,011	37.53	NA
40.00 - 44.99	4	1,118,891	0.21	6.164	709	279,723	40.39	NA
45.00 - 49.99	6	2,852,888	0.55	6.183	736	475,481	47.93	NA
50.00 - 54.99	13	5,529,432	1.06	6.013	701	425,341	52.05	NA
55.00 - 59.99	14	6,975,459	1.34	5.748	690	498,247	56.64	13.16
60.00 - 64.99	45	34,232,361	6.58	5.975	717	760,719	63.23	12.21
65.00 - 69.99	82	51,264,904	9.85	6.188	707	625,182	66.34	14.01
70.00 - 74.99	79	46,932,843	9.02	6.187	703	594,087	71.52	7.45
75.00 - 79.99	150	72,159,097	13.86	6.069	713	481,061	77.95	23.30
80.00 - 84.99	674	273,908,288	52.62	6.089	712	406,392	80.00	15.72
85.00 - 89.99	5	1,691,006	0.32	5.709	704	338,201	88.14	47.44
90.00 - 94.99	31	8,096,695	1.56	6.005	713	261,184	90.79	28.55
95.00 - 99.99	29	5,532,437	1.06	6.325	729	190,774	95.38	NA
100.00 - 104.99	26	5,772,478	1.11	5.989	731	222,018	100.00	NA
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

ORIGINAL CLTV	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
30.00 - 34.99	3	$1,306,384.92	0.25%	6.048%	712	$435,462	34.05%	NA
35.00 - 39.99	4	2,914,335.02	0.56	6.048	694	728,584	37.49	NA
40.00 - 44.99	4	1,118,890.88	0.21	6.164	709	279,723	40.39	NA
45.00 - 49.99	6	2,133,608.17	0.41	6.068	720	355,601	46.23	NA
50.00 - 54.99	13	5,529,431.57	1.06	6.013	701	425,341	52.05	NA
55.00 - 59.99	14	6,975,459.02	1.34	5.748	690	498,247	56.64	13.16
60.00 - 64.99	37	25,413,259.22	4.88	5.987	710	686,845	63.14	14.02
65.00 - 69.99	51	24,264,474.94	4.66	6.105	704	475,774	66.68	23.58
70.00 - 74.99	48	21,320,941.68	4.10	5.960	704	444,186	71.28	8.51
75.00 - 79.99	77	37,844,574.95	7.27	6.045	705	491,488	75.70	20.95
80.00 - 84.99	231	104,474,822.36	20.07	6.063	709	452,272	77.49	11.54
85.00 - 89.99	50	29,470,264.34	5.66	6.049	709	589,405	75.27	10.98
90.00 - 94.99	170	84,951,959.04	16.32	6.203	712	499,717	78.32	13.24
95.00 - 99.99	126	50,312,992.44	9.67	6.110	716	399,309	80.64	18.98
100.00 - 104.99	332	122,536,820.38	23.54	6.120	718	369,087	80.55	18.55
TOTAL	1,166	$520,568,218.93	100%	6.091%	711	$446,456	75.84%	15.13%

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted.. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

FICO SCORE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
600 - 619	3	$905,200	0.17%	6.369%	615	$301,733	74.97%	NA
620 - 639	53	23,164,591	4.45	6.151	631	437,068	71.41	22.20
640 - 659	100	46,173,803	8.87	6.170	650	461,738	73.66	29.55
660 - 679	127	62,597,042	12.02	6.197	669	492,890	75.60	13.17
680 - 699	184	87,919,746	16.89	6.080	689	477,825	76.25	11.17
700 - 719	199	81,154,654	15.59	6.042	709	407,812	78.10	13.95
720 - 739	159	71,830,612	13.80	6.109	729	451,765	76.21	10.02
740 - 759	129	55,564,518	10.67	6.017	749	430,733	76.40	17.12
760 - 779	122	53,152,428	10.21	6.074	769	435,676	74.76	15.19
780 - 799	64	28,756,119	5.52	6.047	788	449,314	75.97	14.25
800 - 819	26	9,349,506	1.80	5.884	806	359,596	75.51	18.44
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

DOCUMENTATION	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
Full/Alternative	188	$78,775,810	15.13%	5.830%	707	$419,020	77.28%	100.00%
No Documentation	43	27,466,547	5.28	6.248	712	638,757	64.08	NA
Reduced	935	414,325,862	79.59	6.130	712	443,129	76.35	NA
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

OCCUPANCY	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
Investor	94	$35,990,798	6.91%	6.247%	730	$382,881	70.41%	19.52%
Owner Occupied	1,014	460,338,699	88.43	6.076	709	453,983	76.30	14.80
Second Home	58	24,238,722	4.66	6.139	723	417,909	75.30	14.96
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
2-4 Family	29	$15,788,008	3.03%	6.005%	739	$544,414	65.46%	3.28%
CO-OP	1	500,000	0.10	6.625	629	500,000	66.67	NA
Condominium	154	49,839,228	9.57	5.989	723	323,631	78.41	21.75
PUD	323	156,152,766	30.00	6.129	712	483,445	75.90	15.93
Single Family	656	296,649,167	56.99	6.090	708	452,209	75.93	14.34
Townhouse	3	1,639,050	0.31	6.409	741	546,350	79.58	NA
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted.. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

PURPOSE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
Cash Out Refinance	238	$120,887,131	23.22%	6.088%	698	$507,929	70.34%	15.23%
Purchase	878	371,140,018	71.30	6.106	717	422,711	77.99	14.28
Rate/Term Refinance	50	28,541,070	5.48	5.913	699	570,821	71.21	25.77
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

STATE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
ARIZONA	59	$28,095,775	5.40%	6.121%	704	$476,200	76.37%	12.90%
CALIFORNIA	374	193,912,024	37.25	6.000	713	518,481	75.68	15.16
FLORIDA	136	44,816,506	8.61	6.191	713	329,533	76.75	9.06
VIRGINIA	125	58,596,848	11.26	6.170	704	468,775	77.71	13.62
OTHER	472	195,147,067	37.49	6.131	712	413,447	75.16	17.27
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

DEBT TO INCOME	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
0.00 - 4.99	200	$90,204,557	17.33%	6.258%	715	$451,023	72.32%	1.30%
5.00 - 9.99	4	2,914,280	0.56	6.480	721	728,570	68.89	NA
10.00 - 14.99	13	5,195,046	1.00	5.805	743	399,619	73.83	33.43
15.00 - 19.99	25	9,426,962	1.81	6.086	725	377,078	76.10	23.88
20.00 - 24.99	44	15,579,877	2.99	6.171	716	354,088	77.64	15.33
25.00 - 29.99	110	47,719,356	9.17	6.087	712	433,812	75.71	20.08
30.00 - 34.99	189	83,126,378	15.97	6.030	711	439,822	76.28	17.51
35.00 - 39.99	272	116,162,128	22.31	5.996	714	427,067	77.27	11.14
40.00 - 44.99	190	93,472,943	17.96	6.088	710	491,963	76.77	16.68
45.00 - 49.99	87	43,243,966	8.31	6.148	702	497,057	76.36	27.08
50.00 - 54.99	25	11,513,561	2.21	5.988	666	460,542	76.32	53.92
55.00 - 59.99	3	1,018,000	0.20	5.668	703	339,333	87.20	63.46
60.00 - 64.99	1	194,054	0.04	5.875	755	194,054	66.10	NA
70.00 - 74.99	2	565,911	0.11	6.000	662	282,956	66.42	NA
75.00 - 79.99	1	231,200	0.04	6.250	659	231,200	80.00	NA
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted.. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

SILENT SECONDS	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
N	543	$219,845,428	42.23%	6.025%	708	$404,872	74.27%	14.85%
Y	623	300,722,791	57.77	6.139	713	482,701	76.99	15.34
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

PREPAY PENALTY TERM	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
0	1,074	$454,887,772	87.38%	6.041%	714	$423,545	76.27%	15.71%
6	34	23,865,148	4.58	6.293	715	701,916	72.24	7.02
12	4	3,132,382	0.60	6.772	696	783,096	72.11	NA
36	53	38,543,016	7.40	6.499	683	727,227	73.30	14.25
60	1	139,900	0.03	6.375	803	139,900	79.99	100.00
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

SERVICERS	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVERAGE CURRENT GROSS COUPON	WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
COUNTRYWIDE	108	$54,966,210	10.56%	5.869%	696	$508,946	77.77%	24.11%
EMCMORTGAGE	445	264,100,375	50.73	6.195	714	593,484	73.94	17.60
PHHMORTGAGE	496	137,030,453	26.32	5.967	716	276,271	79.19	6.88
WATERFIELD_SUB	117	64,471,181	12.38	6.117	707	551,036	74.90	14.92
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted.. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

LTV / MI COMPANY	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVG CURRENT GROSS COUPON	WEIGHTED AVG FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
0.00 - 80.00%	1,073	$498,957,103	95.85%	6.092%	711	$465,011	75.05%	15.16%
No MI	1,073	498,957,103	95.85	6.092	711	465,011	75.05	15.16
80.01% +	93	21,611,116	4.15	6.068	722	232,378	94.00	14.41
GE Capital MI	10	2,774,635	0.53	6.005	713	277,463	92.22	33.72
Mortgage Guaranty	1	405,429	0.08	5.625	655	405,429	85.00	100.00
United Guaranty	76	16,068,681	3.09	6.078	724	211,430	94.67	5.46
YES	6	2,362,372	0.45	6.151	732	393,729	93.06	37.91
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

INTEREST ONLY PERIOD	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE	PERCENT OF OVERALL CURRENT BALANCE	WEIGHTED AVG CURRENT GROSS COUPON	WEIGHTED AVG FICO SCORE	AVERAGE CURRENT BALANCE	WEIGHTED AVERAGE LOAN TO VALUE	PERCENT FULL DOC
0	265	$84,438,276	16.22%	6.103%	713	$318,635	76.65%	6.65%
36	108	32,689,033	6.28	5.844	701	302,676	79.16	4.99
60	370	156,221,454	30.01	5.992	707	422,220	77.04	18.66
120	423	247,219,455	47.49	6.182	715	584,443	74.37	17.14
TOTAL	1,166	$520,568,219	100.00%	6.091%	711	$446,456	75.84%	15.13%

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted.. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

Statement Regarding Assumptions as to Securities, pricing estimates, and other Information

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns. and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

This information is furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities or any of its affiliates. Bear, Stearns & Co. Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction. This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities in any state where the offer or sale is not permitted.. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.